PE 12-31-01

02030789

HIGH STREET
CORPORATION

APR 11 2002

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 7, 2002

NOTICE IS HEREBY GIVEN that an Annual Meeting of Shareholders of High Street Corporation (the "Company") will be held at the Company's South Asheville office at 1310 Hendersonville Road, Asheville, North Carolina, on Tuesday, May 7, 2002, at 10:00 a.m., local time, for the purpose of considering and acting upon the following:

1. The election of six Class II members of the Board of Directors of the Company for a term of three years and until their successors are duly elected and qualified.

2. A proposal to ratify the selection of Whisnant & Company, LLP as the Company's independent accountants for the fiscal year ending December 31, 2002.

3. Any and all other matters that may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on March 12, 2002 as the record date for determining the shareholders entitled to notice of and to vote at the meeting and any adjournment thereof, and only holders of Company Common Stock of record at such date will be entitled to notice of or to vote at the meeting.

THE BOARD OF DIRECTORS WOULD APPRECIATE THE PROMPT RETURN OF THE ENCLOSED PROXY, DATED AND SIGNED. THE PROXY MAY BE REVOKED BY YOU AT ANY TIME BEFORE IT IS EXERCISED AND WILL NOT BE EXERCISED IF YOU ATTEND THE MEETING AND VOTE IN PERSON.

A copy of the Company's Annual Report on Form 10-KSB containing the Company's financial statements for the year ended December 31, 2001, but omitting copies of the exhibits thereto, is enclosed. Upon written request of a shareholder, the Company will furnish without charge a copy of its 2001 Form 10-KSB, including copies of all exhibits thereto. Any such request should be submitted to Anne D. Martin, Secretary, High Street Corporation, 1310 Hendersonville Road, Asheville, North Carolina 28803.

By Order of the Board of Directors

J. EDGAR McFARLAND
President and Chief Executive Office

Asheville, North Carolina
April 8, 2002

HIGH STREET CORPORATION
1310 Hendersonville Road
Asheville, North Carolina 28803

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of proxies to be used at the Annual Meeting of Shareholders of High Street Corporation (the "Company") to be held at the Company's South Asheville office at 1310 Hendersonville Road, Asheville, North Carolina, on Tuesday, May 7, 2002, at 10:00 a.m., local time (the "Meeting"). The purpose of the Meeting is to consider and act upon the following:

1. The election of six Class II members of the Board of Directors of the Company for a term of three years and until their successors are duly elected and qualified.

2. A proposal to ratify the selection of Whisnant & Company, LLP as the Company's independent accountants for the fiscal year ending December 31, 2002.

3. Any and all other matters that may properly come before the meeting or any adjournment thereof.

This Proxy Statement and accompanying Proxy are being sent to the shareholders of the Company commencing on or about April 8, 2002.

THE MEETING

The Meeting will be held at the Company's South Asheville office at 1310 Hendersonville Road, Asheville, North Carolina, on Tuesday, May 7, 2002, at 10:00 a.m. Local Time. This proxy statement and accompanying proxy are being sent to the shareholders of the Company commencing on or about April 8, 2002. Solicitation other than by mail may be made personally and by telephone by regularly employed officers and employees of the Company who will not be additionally compensated therefor. The Company will request brokers, dealers, banks or voting trustees, or their nominees, who hold stock in their names for others or hold stock for others who have the right to give voting instructions, to forward proxy material to their principals and request authority for the execution of the proxy and will reimburse such institutions for their reasonable expenses in so doing. The total cost of soliciting proxies will be borne by the Company.

Any proxy delivered in the accompanying form may be revoked by the person executing the proxy at any time before the authority thereby granted is exercised by filing a written request or a duly executed proxy bearing a later date with the Secretary of High Street Corporation, 1310 Hendersonville Road, Asheville, North Carolina 28803. In addition, the powers of the proxy holder will be suspended if the person executing the proxy is present at the Meeting and elects to vote in person. Proxies received in such form will be voted as therein set forth at the Meeting or any adjournment thereof.

The only matters to be considered at the meeting, so far as is known to the Board of Directors, are the matters set forth in the Notice of Annual Meeting of Shareholders and routine matters incidental to the conduct of the Meeting. However, if any other matters should properly come before the Meeting or any adjournment thereof, it is the intention of the persons named in the accompanying form of proxy, or their substitutes, to vote said proxy in accordance with their judgment on such matters.

Shareholders present or represented and entitled to vote on a matter at the Meeting or any adjournment thereof will be entitled to one vote on such matter for each share of the Company's Common Stock, no par value (the "Company Common Stock"), held by them of record at the close of business on March 12, 2002, which is the record date for determining the shareholders entitled to notice of and to vote at the Meeting or any adjournment thereof. Voting on all matters, including the election of Directors, will be by voice vote or by show of hands, unless the holders of at least 25% of the shares represented at the meeting demand a vote by ballot prior to the vote. The number of shares of Company Common Stock outstanding at the close of business on March 12, 2002 was 1,748,421.

The presence, in person or by proxy, of the holders of at least a majority of the total number of shares of Company Common Stock entitled to vote at the Meeting is necessary to constitute a quorum at the Meeting. Since many of our shareholders cannot attend the Meeting, it is necessary that a large number be represented by proxy. Accordingly, the Board of Directors has designated proxies to represent those shareholders who cannot be present in person and who desire to be so represented. In the event there are not sufficient votes for a quorum or to approve or ratify any proposal at the time of the Meeting, the Meeting may be adjourned in order to permit the further solicitation of proxies.

COMPLETION OF REORGANIZATION

The Company was organized for the purpose of forming a holding company for High Street Banking Company, a North Carolina banking corporation (the "Bank"). On October 31, 2001, the Company completed a share exchange with the Bank pursuant to which each share of the common stock of the Bank was automatically exchanged for one share of the Company Common Stock, and the Bank became a wholly owned subsidiary of the Company. Prior to the completion of the share exchange, the Company had no assets and conducted no business. All disclosures in this proxy statement with respect to the Company and its operations include the operations of the Bank prior to the completion of the share exchange.

PRINCIPAL SHAREHOLDERS AND HOLDINGS OF MANAGEMENT

The following table sets forth, as of February 20, 2002, information as to the beneficial ownership of the Company Common Stock by (i) each beneficial holder of more than 5% of the Company Common Stock, (ii) each Director of the Company (including nominees) and (iii) all Directors (including nominees) and executive officers of the Company as a group (21 persons):

Name and Address Of Beneficial Owner(1)	Shares of Common Stock Owned(2)	Percent of Common Stock Outstanding
J. Edgar McFarland 918 Merrimon Avenue Asheville, NC 28804	63,314 (3)	3.5%
Hurshell H. Keener P.O. Box 3349 Hickory, NC 28603-3349	73,135 (4)	4.2%
Karl H. Straus P.O. Box 7625 Asheville, NC 28802	9,760 (5)	(6)
Wilbur F. Boswell, III 132 Tara Place Hendersonville, NC 28739	11,395 (7)	(6)
M. Hunt Broyhill P. O. Box 500 Lenoir, NC 28645	37,031 (8)	2.1%
Lynda Lea DeHart 110 North Center St. Hickory, NC 28601	14,458 (9)	(6)
James R. Hodges, M.D. 520 25th Ave., N.W. Hickory, NC 28601	7,600 (10)	(6)

Jimmy R. Jacumin 3690 Miller Bridge Rd. Connelly Springs, NC 28612	42,760 (11)	2.4%
Christine M. McGuire 26 Cedarcliff Road Asheville, NC 28803	14,885 (12)	(6)
M. M. Pearlman P.O. Box 8445 Asheville, NC 28814-8445	4,856 (13)	(6)
Robert B. Peterson 20 Clovelly Way Asheville, NC 28803	17,063 (14)	(6)
Robert A. Richie 12 Cedar Chine Asheville, NC 28803	17,888 (15)	(6)
Carl H. Ricker, Jr. 108 Pinetree Drive Swannanoa, NC 28778	279,416 (16)	16.0%
Victor C. Shealy, Jr. P.O. Box 2805 Asheville, NC 28802	20,131 (17)	1.1%
A. Alex Shuford 1627 Cauble Dairy Road Hickory, NC 28602	19,772 (18)	1.1%
John T. South 1567 Patton Avenue Asheville, NC 28806	12,471 (19)	(6)
John S. Stevens 478 Merrills Cove Road Asheville, NC 28803	9,071 (20)	(6)
William F. Stokes, Jr. P. O. Box 883 Etowah, NC 28729	6,905 (21)	(6)
Pamela M. Turner P.O. Box 8100 Asheville, NC 28814	27,748 (22)	1.6%
All Directors and executive officers as a group (21 persons)	723,918 (23)	38.2%

(1) The information about the Directors was furnished to the Company by the Directors.

(2) All shares are owned directly and with sole voting and dispositive power except as otherwise noted.

(3) Includes an aggregate of 2,779 shares held by Mr. McFarland's wife and children, as to which shares Mr. McFarland disclaims beneficial ownership. Also includes 17,185 shares held in a self-directed Individual Retirement Account (IRA), as to which shares Mr. McFarland has sole voting and dispositive power. Also includes 42,240 shares subject to options that are currently exercisable or exercisable within the next 60 days.

(4) Includes an aggregate of 12,100 shares held by Mr. Keener's children and grandchildren, as to which shares Mr. Keener has voting power. Also includes 9,020 shares held by Hawksridge Farms, Inc. and 8,250 shares held by Vanguard Realty, Inc., corporations controlled by Mr. Keener. Also includes 4,865 shares subject to options that are currently exercisable or exercisable within the next 60 days.

(5) Includes 1,550 shares held by Mr. Straus's spouse, as to which shares Mr. Straus disclaims beneficial ownership. Also includes 1,100 shares held by the Profit Sharing and Retirement Plan of Patla Straus Robinson & Moore, P.A., as to which shares Mr. Straus disclaims beneficial ownership. Mr. Straus is Of Counsel to such law firm and a participant in such Plan. Also includes 4,910 shares subject to options that are currently exercisable or exercisable within the next 60 days.

(6) Less than 1%.

(7) Includes 2,750 shares held by Mr. Boswell's wife as to which shares Mr. Boswell disclaims beneficial ownership. Also includes 4,795 shares subject to options that are currently exercisable or exercisable within the next 60 days.

(8) Includes 26,129 shares held by Broyhill Investments, Inc., a corporation of which Mr. Broyhill is President and a shareholder. Also includes an aggregate of 2,200 shares held by Mr. Broyhill's children, as to which shares Mr. Broyhill disclaims beneficial ownership. Also includes 4,502 shares subject to options that are currently exercisable or exercisable within the next 60 days.

(9) Includes 3,458 shares subject to options that are currently exercisable or exercisable within the next 60 days.

(10) Includes 1,870 shares held in a self-directed IRA, as to which shares Dr. Hodges has sole voting and investment power. Also includes 4,520 shares subject to options that are currently exercisable or exercisable within the next 60 days.

(11) Includes 4,700 shares subject to options that are currently exercisable or exercisable within the next 60 days.

(12) Includes 5,500 shares held by Ms. McGuire's husband, as to which shares Ms. McGuire disclaims beneficial ownership. Also includes 3,885 shares subject to options that are currently exercisable or exercisable within the next 60 days.

(13) Includes 2,106 shares subject to options that are currently exercisable or exercisable within the next 60 days.

(14) Includes 3,850 shares held by Mr. Peterson's wife, as to which shares Mr. Peterson disclaims beneficial ownership. Also includes 4,795 shares subject to options that are currently exercisable or exercisable within the next 60 days.

(15) Includes an aggregate of 2,200 shares held by Mr. Richie's children, as to which shares Mr. Richie disclaims beneficial ownership. Also includes 4,688 shares subject to options that are currently exercisable or exercisable within the next 60 days.

(16) Includes 1,100 shares held by Mr. Ricker's child, as to which shares Mr. Ricker disclaims beneficial ownership. Also includes 2,995 shares subject to options that are currently exercisable or exercisable within the next 60 days.

(17) Includes 9,900 shares held by Citizen's Fuel Co., a corporation of which Mr. Shealy is President and Chief Executive Officer. Also includes an aggregate of 6,179 shares held by Mr. Shealy's family members, as to which shares Mr. Shealy disclaims beneficial ownership. Also includes 3,832 shares subject to options that are currently exercisable or exercisable within the next 60 days.

(18) Includes 2,200 shares in a self-directed IRA as to which shares Mr. Shuford has sole voting and investment power. Also includes 5,472 shares subject to options that are currently exercisable or exercisable within the next 60 days.

(19) Includes 4,771 shares subject to options that are currently exercisable or exercisable within the next 60 days.

(20) Includes 5,221 shares subject to options that are currently exercisable or exercisable within the next 60 days.

(21) Includes 4,705 shares subject to options that are currently exercisable or exercisable within the next 60 days.

(22) Includes 11,000 shares held by Ms. Turner's husband, as to which shares Ms. Turner disclaims beneficial ownership. Also includes 5,748 shares subject to options that are currently exercisable or exercisable within the next 60 days.

(23) Includes an aggregate of 337 shares held by the children of Anne D. Martin, an executive officer of the Company, as to which shares Ms. Martin disclaims beneficial ownership. Also includes 5,793 shares held in a self-directed IRA for the benefit of Ms. Martin, as to which shares Ms. Martin has sole voting and dispositive power. Also includes 44 shares held by the spouse of A.C. Honeycutt, Jr. an executive officer of the Company, as to which shares Mr. Honeycutt does not disclaim beneficial ownership. Also includes 1,300 shares held in a self-directed IRA for the benefit of Mr. Honeycutt, as to which shares Mr. Honeycutt has sole voting and dispositive power. Also includes 18,700 shares held by Ms. Martin and 6,600 shares held by Mr. Honeycutt subject to options that are currently exercisable or exercisable within the next 60 days. Also includes 550 shares held by Mr. Honeycutt subject to options that will become exercisable April 21, 2002 and 550 shares held by Mr. Honeycutt subject to options that will become exercisable May 23, 2002. See also notes (3) through (22) for shares beneficially owned by directors.

ELECTION OF DIRECTORS

The Bylaws of the Company provide that the number of Directors shall be 21, subject to increase or decrease by the shareholders or Board of Directors in accordance with the Bylaws. The Company currently has 19 Directors and two vacant directorships. Vacancies on the Board may be filled by a majority of the remaining Directors, pursuant to the Bylaws and authority granted by the shareholders. If a Director is appointed to fill a vacancy, the term of such Director will expire at the next meeting of shareholders at which Directors are elected. The Company has no current plans to fill the vacant directorships.

The Company's 19 Directors are divided into three classes. The terms of the six Directors in the second class ("Class II") will expire at the Meeting. The terms of the seven Directors in the third class ("Class III") will expire at the 2003 Annual Meeting of Shareholders. The terms of the six Directors in the first class ("Class I") will expire at the 2004 Annual Meeting of Shareholders. At each annual shareholder's meeting, Directors are elected for terms of three years to succeed those whose terms then expire.

The Board of Directors of the Company has nominated the following six persons for election as Class II Directors at the Meeting.

Lynda Lea DeHart
James R. Hodges
Jimmy R. Jacumin
Robert A. Richie
John T. South
Karl H. Straus

Each of the Class II nominees is currently a member of the Board of Directors whose current term expires at the Meeting. Information as to each nominee is included in the table of information about the Directors below.

It is the intention of the persons named in the accompanying Proxy to vote all proxies solicited by the Board of Directors FOR the six nominees listed above unless authority to vote for the nominees or any individual nominee is withheld by a shareholder in such shareholder's proxy. If for any reason any nominee shall not become a candidate for election as a Director at the Meeting, an event not now anticipated, the proxies will be voted for up to six nominees including such substitutes as shall be designated by the Board of Directors. Directors are elected by a plurality of the votes cast. Provided a quorum (a majority of the outstanding shares) is represented at the Meeting, abstentions and shares not voted are not taken into account in determining a plurality. Cumulative voting for Directors is not permitted.

The following table sets forth as to each Director (including nominees), his or her name, the year he or she was first elected as a Director, age as of March 12, 2002, principal occupation during the last five years, and the Class and term for which he or she is currently serving as a Director. The information about the Directors was furnished to the Company by the Directors.

CLASS II
(Current terms expire in 2002)

Name & Director Since	Age	Principal Occupation(s) During Last Five Years
Lynda Lea DeHart 1997	60	Managing Partner and Broker in Charge of Prudential Hickory Metro Real Estate (a real estate firm specializing in residential sales, residential relocation, commercial sales and leasing).
James R. Hodges, M.D. 1997	56	Partner, Family Practice Associates of Hickory, P.A. (Board-certified physicians in family practice medicine).
Jimmy R. Jacumin 1997	65	Retired President, Jacumin Engineering & Machine Company (JEMCO) (builder of continuous bleaching equipment for the textile industry).
Robert A. Richie 1997	61	President and Chief Executive Officer, Pisgah Expressions, Inc., d/b/a Cherie's Hallmark Retail Greeting Cards and Gifts (a retailer of cards and gifts).

Name & Director Since	Age	Principal Occupation(s) During Last Five Years
John T. South 1997	81	Chairman, South College of Asheville, North Carolina (private college); Chairman, South College of Knoxville, Tennessee (private junior college) since 1989; Chairman, South University of Savannah (private college with campuses in Savannah, GA, Columbia, SC, West Palm Beach, FL, and Montgomery, AL) since 1983.
Karl H. Straus 1997	81	Of Counsel, Patla Straus Robinson & Moore, P.A. (attorneys); Vice-Chairman of the Board of the Company and the Bank.

CLASS III
(Current terms expire in 2003)

Name & Director Since	Age	Principal Occupation(s) During Last Five Years
Wilbur F. Boswell, III 1997	62	Retired Executive Vice President and Chief Operating Officer, Ecusta Corporation (manufacturer of lightweight paper).
Hurshell H. Keener 1997	72	Chairman of the Board of the Company and the Bank; Chairman Emeritus, Leathercraft, Inc. (manufacturer of leather seating for home and office) since January 2000; Chairman of the Board of Leathercraft, Inc. from 1969 through January 2000; President of Keener Realty Company (real estate development) since 1980; Chairman of the Board of Hawksridge Farms, Inc. (wholesale nursery grower) since 1969.
J. Edgar McFarland 1997	57	President and Chief Executive Officer of the Company; President and Chief Executive Officer and Principal Organizer of the Bank since January 1996.
M. M. Pearlman 1997	66	Retired President and Chief Executive Officer, Pearlman's Stores, Inc. (furniture retailers for the home and office).
Carl H. Ricker, Jr. 1998	59	President, Azalea Development Company (commercial real estate development).
Victor C. Shealy, Jr. 1997	67	President, Citizen's Fuel Co. (distributor, wholesaler and retailer of BP, Amoco, Exxon Mobil petroleum products, and operator of a chain of convenience stores).
John S. Stevens 1997	68	Attorney/Shareholder, Roberts & Stevens, P.A. (law firm); Director, Lawyers Mutual Liability Company (legal malpractice insurance carrier).

CLASS I
(Current terms expire in 2004)

Name & Director Since	Age	Principal Occupation(s) During Last Five Years
M. Hunt Broyhill 1997	37	President, Broyhill Investments, Inc. (private asset management); CEO, Broyhill Asset Management, LLC (commercial real estate and investments); President, Broyhill Family Foundation, Inc. (a charitable foundation); President, Broyhill Timber Resource, Inc. (land holdings); Vice President, Broyhill Realty, Inc. (commercial real estate holdings); President, H. B. Development, Inc. (commercial real estate holdings); President, Broyhill Investments Diversified Family Holding S Corp (private investment firm); Vice President, BMC Inc. (registered investment company); General Partner, Fund of Funds LP (private investment firm); General Partner, CapitalSouth, SBIC (a private investment firm); Vice President, PB Realty, Inc. (commercial real estate holdings).
Christine M. McGuire 1997	55	Community volunteer; Member of Executive committee, Asheville Area Arts Council; Member of Executive committee, Pack Place Performing Arts, Asheville; Member of Board, City of Asheville Public Art Board; Member of Executive Committee, Pack Place Education, Arts and Science Center, Asheville; Chairperson, Asheville Merchant's Association Foundation; Member of Board, Warren Wilson College Board of Trustees; Member of Board, NC School of the Arts Foundation, Winston-Salem; Member of Board, Asheville Parks & Greenway Foundation; Member of Board, Urban Trail Committee.
Robert B. Peterson 1997	68	Retired Chairman and Chief Executive Officer, Sky City Stores, Incorporated (general merchandise retailers).
A. Alex Shuford 1997	57	President and Chief Executive Officer, Century/Valdese Industries, Inc., a holding company which owns Century Furniture Industries (manufacturer of fine home furnishings), Valdese Weavers (weavers of jacquard fabrics for home furnishings) and Expressions Custom Furniture (manufacturer of custom furniture) since May 2000; Vice Chairman, Century/Valdese Industries, Inc., from January 1997 to May 2000; Vice President–Upholstery of Century Furniture Industries from 1985 to December 1996.
William F. Stokes, Jr. 1997	63	Vice President and Secretary, Course Doctors, Inc. (golf course renovator and remodeler); Retired Chief Executive Officer, Morrow Insurance Agency, Inc. (property and casualty insurance brokerage).
Pamela Mills Turner 1997	58	Chairman, Mills Manufacturing Corporation (manufacturer of military parachutes).

MEETINGS OF THE BOARD OF DIRECTORS

The Board of Directors of the Company meets bi-monthly generally on the third Tuesday of every other calendar month.

The Board of Directors of the Company met eight times during the fiscal year ended December 31, 2001. Each Director attended at least 75% of the meetings of the Board of Directors of the Company and any committees on which such Director served during the period that he or she was a Director in the last fiscal year, except for Lynda Lea DeHart and M. M. Pearlman.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors of the Company has established Executive, Personnel and Compensation, Audit, Loan and Investment, and Strategic Planning Committees. The Board of Directors of the Company does not have a Nominating Committee.

The Executive Committee is composed of Wilbur F. Boswell, III (Chairman), Karl H. Straus, Hurshell H. Keener, J. Edgar McFarland, Robert B. Peterson, Carl H. Ricker, Jr., A. Alex Shuford and John S. Stevens. The Executive Committee is authorized to exercise all the authority of the Board of Directors in the management of the Company, subject to certain restrictions on the authority of committees under the North Carolina Business Corporation Act. The Executive Committee met five times during 2001.

The Personnel and Compensation Committee is composed of John T. South (Chairman), Wilbur F. Boswell, III, M. Hunt Broyhill, Lynda Lea DeHart, Hurshell H. Keener, and Pamela M. Turner. The Personnel and Compensation Committee reviews and makes recommendations with respect to employee compensation and administers the Company's Management Stock Option Plan. The Personnel and Compensation Committee met one time during 2001.

The Audit Committee is composed of Robert A. Richie (Chairman), Victor C. Shealy, Jr., M. Hunt Broyhill, Robert B. Peterson, M. M. Pearlman and John S. Stevens, each of whom is an "independent director" as defined under the National Association of Securities Dealers' listing standards. The Audit Committee is responsible for examining or superintending the examination of the assets and liabilities of the Company, reporting upon such examination to the Board of Directors of the Company, reviewing audit procedures, providing oversight of compliance risk factors, and such other duties as may be required by law and authorized by the Board of Directors of the Company. The Audit Committee met four times during 2001.

Audit Committee Report

In connection with its financial oversight responsibilities, the Audit Committee has:

1. Reviewed and discussed with management the Company's audited financial statements for the fiscal year ended December 31, 2001.

2. Discussed with Whisnant & Company, LLP, the Company's independent auditors, the matters required to be discussed by Statement on Auditing Standards No. 61, Communications with Audit Committees, as amended.

3. Received the written disclosures and the letter from Whisnant & Company, LLP required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed with Whisnant & Company, LLP their independence.

4. Considered whether the provision of non-audit services by Whisnant & Company, LLP is compatible with maintaining auditor independence.

Based on these actions, the Audit Committee recommended to the Board of Directors of the Company that the audited financial statements be included in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001.

This report has been provided by the Audit Committee:

Robert A. Richie (Chairman)
Victor C. Shealy, Jr.
M. Hunt Broyhill
Robert B. Peterson
M. M. Pearlman
John S. Stevens

The Loan and Investment Committee is composed of William F. Stokes, Jr. (Chairman), James R. Hodges, M.D., Jimmy R. Jacumin, Christine M. McGuire, Robert A. Richie, John T. South, and Pamela M. Turner. The Loan and Investment Committee is responsible for ensuring sound and profitable lending practices through the development of the Company's lending and investment policies and procedures, the maintenance of the Company's loan and investment portfolios, and the constant monitoring of loans and investments at periodic meetings. The Loan and Investment Committee met twelve times during 2001.

The Strategic Planning Committee is composed of Carl H. Ricker, Jr. (Chairman), William F. Stokes, Jr., Hurshell H. Keener, Victor C. Shealy, Jr. , A. Alex Shuford, Christine M. McGuire and J. Edgar McFarland. The Strategic Planning Committee sets strategic goals, defines initiatives, evaluates strategic opportunities, and makes recommendations to the Board of Directors. The Strategic Planning Committee met one time during 2001.

EXECUTIVE OFFICERS

Mr. McFarland, President and Chief Executive Officer, is a Director, and information about him is set forth above. Information about the Company's other executive officers who are not also Directors or nominees follows:

Anne D. Martin, age 45, is Executive Vice President and Chief Financial Officer of the Company. From June 1980 to August 1993, Ms. Martin was a Vice President of Wachovia Bank of

North Carolina, N.A. Prior to her employment with the Company, Ms. Martin was a consultant with Competitive Resources Group from August 1993 to March 1995.

A.C. Honeycutt, Jr., age 49, is Executive Vice President, Director of Risk Management responsible for risk management and credit administration. Prior to joining the Company in September 1997, Mr. Honeycutt was a Vice President of Wachovia Bank of North Carolina, N.A., where he worked for 13 years, specializing in credit administration and commercial real estate lending.

All executive officers of the Company have been appointed to serve at the pleasure of the Board of Directors of the Company.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

Pursuant to an employment agreement with the Company, Mr. McFarland's salary is $150,000 per year. Any performance bonuses to be received by Mr. McFarland are to be determined from time to time by the Board of Directors of the Company. Mr. McFarland is also eligible to receive options to purchase Common Stock of the Company pursuant to the Company's Management Stock Option Plan. Pursuant to this plan, Mr. McFarland received options to purchase 52,800 shares of Common Stock during 1997 (as adjusted for a 10% share dividend effected on November 20, 2000).

In addition, Mr. McFarland's employment agreement includes provisions for life, health and disability insurance, retirement benefits, 401(k) plan participation and other fringe benefits. The agreement, executed on August 25, 1997, provides for a five-year term of employment for Mr. McFarland. The agreement restricts Mr. McFarland from competing with the Company or interfering with clients during his employment with the Company and for a period of two years thereafter. In the event the Company terminates Mr. McFarland's employment without cause, the Company is obligated to pay Mr. McFarland's salary, exclusive of any bonuses, and life insurance premiums throughout the original contract period ending August 24, 2002.

The Personnel and Compensation Committee of the Board of Directors of the Company determines the terms and conditions of employment of the Company's other management level employees. Generally, such terms and conditions include some or all of the following: performance bonuses, life insurance, retirement benefits, 401(k) plan participation, relocation arrangements and such other items as such Committee deems appropriate and desirable. Certain of these management level employees are also eligible to receive options to purchase Common Stock of the Company pursuant to the Company's Management Stock Option Plan. The Company is not currently paying direct compensation to any of its employees other than Mr. McFarland at a rate of $100,000 or more per year.

The following table shows the compensation paid by the Company for the three fiscal years ended December 31, 2001 to or for the account of J. Edgar McFarland, the Company's Chief Executive Officer.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Long-Term Compensation Awards Options (#)
J. Edgar McFarland	2001	150,000	----	3,484 (1)	----
President & CEO	2000	150,000	----	3,484 (1)	----
	1999	150,000	----	3,781 (1)	----

(1) Life insurance premiums paid by the Company.

The Company did not grant any stock options to Mr. McFarland during the fiscal year ended December 31, 2001. The following table sets forth information relating to the exercise of options during the fiscal year ended December 31, 2001 and the year-end value of unexercised stock options held by Mr. McFarland.

AGGREGATED OPTION EXERCISES IN 2001 AND YEAR-END OPTION VALUES

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Shares Underlying Unexercised Options at Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Year-End ($) Exercisable/ Unexercisable
J. Edgar McFarland	0	0	42,240/10,560	0/0

Director Compensation

Directors who are officers or employees of the Company receive no additional compensation for serving as Directors. The Company has a nonqualified Non-Employee Director Stock Option Plan as a means of compensating non-employee Directors in lieu of cash compensation. On December 31 of each year, each non-employee Director is granted an option to purchase shares of Company Common Stock. The number of shares issuable upon the exercise of the option equals the nearest whole number determined by dividing X by Y and multiplying the resulting amount by *two*, where X equals $250 multiplied by the number of Board of Directors and committee meetings attended during the previous year by such Director and Y equals the fair market value (as defined in the option plan) of a share of the Company Common Stock on December 31 of such year. In addition, Directors are reimbursed for all reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors of the Company and any of its committees.

CERTAIN TRANSACTIONS

The Company leases its south Asheville, North Carolina office from Azalea Limited Partnership, a North Carolina limited partnership of which Carl H. Ricker, Jr., a Director of the Company and the holder as of March 12, 2002 of approximately 16% of the outstanding Company Common Stock, is general partner. The south Asheville facility, comprising approximately 9,000 square feet of office space, is leased at a current rate of $189,384 per year with a 2% increase per year. The lease commenced September 16, 1997 and is for an initial term of 15 years, followed by three 10-year renewal options.

On July 24, 2000, the Company opened a second Asheville, North Carolina branch in the north Asheville area. The Company leases the facility from She-Can, Co., a North Carolina general partnership of which Victor C. Shealy, Jr., a Director of the Company, and his spouse are general partners. The north Asheville branch, comprising approximately 1,850 square feet of office space, is leased at a current rate of $55,335 per year (subject to annual adjustment for improvements to the facility), with a 2% increase per year beginning in the sixth year of the lease term. The lease commenced on April 12, 2000 and is for an initial term of 15 years, followed by three 10-year renewal options.

On November 9, 1998, High Street Investment Services, Inc., a wholly-owned subsidiary of the Bank ("HSIS"), entered into an agreement with Morrow Insurance Agency, Inc. ("Morrow") and certain affiliates of Kemper Insurance Companies ("Kemper"). Pursuant to this agreement, HSIS acts as a sponsor of Kemper insurance products, and representatives of Kemper and Morrow offer and sell Kemper insurance products to customers of HSIS. William F. Stokes, Jr., a Director of the Company, is Chairman, Chief Executive Officer and a shareholder of Morrow.

John S. Stevens, a Director of the Company, is a shareholder in the law firm of Roberts & Stevens, P.A., which provides legal services to the Company from time to time.

Karl H. Straus, a Director of the Company, is Of Counsel to the law firm of Patla Straus Robinson & Moore, P.A., which provides legal services to the Company from time to time.

From time to time, the Company makes loans to Directors and executive officers. Any such loan must first be approved by a loan committee made up of members of the Company's management and by the Loan and Investment Committee of the Board of Directors of the Company, which then presents the loan to the full Board of Directors (other than the Director who is the proposed recipient of the loan) for approval. All such loans are made in the ordinary course of the Company's banking business, are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and do not involve more than the normal risk of collectibility or present other unfavorable features.

On March 12, 2002, the Company had extensions of credit outstanding to Directors and executive officers in an aggregate amount of $7,959,688, an amount in excess of 20% of the Company's equity capital accounts at that time.

It is anticipated that, from time to time, Directors and officers of the Company and their affiliates will obtain services from and enter into transactions with the Company in the normal course of the Company's business. It is the policy of the Company that all such services will be provided and transactions entered into on an arms-length basis on terms no less favorable to the Company than with unaffiliated parties, and will be conducted in accordance with all regulatory requirements regarding dealings and transactions with Directors, officers and other affiliates. Any material transaction, direct or indirect, with a Director or officer of the Company that is outside the normal course of the Company's business will be subject to approval by the disinterested members of the Board of Directors or a committee thereof.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and certain persons who own more than 10% of the Company Common Stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of the Common Stock and other equity securities. Directors, executive officers and such greater than 10% shareholders are required to furnish the Company copies of all such reports they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2001, all Section 16(a) filing requirements applicable to Directors, executive officers and greater than 10% shareholders were complied with on a timely basis.

RATIFICATION OF SELECTION OF INDEPENDENT ACCOUNTANTS

As recommended by the Audit Committee, the Board of Directors of the Company has selected Whisnant & Company, LLP as independent accountants to audit the financial statements of the Company for the fiscal year ending December 31, 2002. This selection is being presented to the shareholders for their ratification at the Meeting. Whisnant & Company, LLP, an accounting firm which was established in 1974 and currently has a professional staff of 14, audited the Company's financial statements for the fiscal year ended December 31, 2001 and is considered by the Board of Directors of the Company to be well-qualified.

Audit Fees. Whisnant & Company, LLP billed the Company $58,300 for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2001 and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-QSB filed for the first three quarters of the fiscal year ended December 31, 2001. No more than 50% of the hours expended on the audit were performed by people other than full-time, permanent employees of Whisnant & Company, LLP.

Financial Information Systems Design and Implementation Fees. During the fiscal year ended December 31, 2001, Whisnant & Company, LLP did not render any professional services to the Company for the design and implementation of financial information systems.

All Other Fees. During the fiscal year ended December 31, 2001, the Company paid Whisnant & Company, LLP total non-audit fees of $17,550 for services provided to assist the Company with its quarterly regulatory reporting.

Auditor Independence. The Audit Committee has considered whether the provision of services by Whisnant & Company, LLP other than the audit of the financial statements of the Company for fiscal 2001 and the review of the financial statements for the first three quarters of fiscal 2001 is compatible with maintaining auditor independence. Whisnant & Company, LLP has advised the Company that it has no direct or indirect financial interest in the Company.

Representatives of Whisnant & Company, LLP are expected to be present at the Meeting with an opportunity to make a statement if they desire to do so and they are expected to be available to answer appropriate questions.

The Board of Directors of the Company recommends a vote FOR the ratification of the selection of Whisnant & Company, LLP as independent accountants to audit the financial statements of the Company for the fiscal year ending December 31, 2002, and proxies solicited by the Board of Directors will be so voted unless shareholders specify a different choice.

MARKET FOR BANK AND COMPANY STOCK

From April 8, 1998 through October 31, 2001, the Bank's Common Stock was quoted on the OTC Bulletin Board under the symbol "HSTE." Since November 1, 2001 the Company's Common Stock has been, quoted on the OTC Bulletin Board under the symbol "HSTC." The following table sets forth the high and low closing bid price for the Bank's Common Stock or the Company's Common Stock, as applicable, as reported on the OTC Bulletin Board for each quarter during the fiscal years ended December 31, 2000 and December 31, 2001 and during the first quarter of 2002:

Fiscal Years Ended or Ending December 31,

	2000		2001		2002	
	High	Low	High	Low	High	Low
First Quarter	$8.18	$6.36	$9.00	$5.75	$10.25	$6.95
Second Quarter	$7.61	$6.36	$8.00	$7.00	-	-
Third Quarter	$8.18	$6.25	$7.76	$6.50	-	-
Fourth Quarter	$7.16	$6.00	$7.05	$6.46	-	-

The bid prices reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions and are adjusted to give retroactive effect to a 10% stock dividend effected November 20, 2000. The last closing price per share of the Company's Common Stock on the OTC Bulletin Board at March 22, 2002 was $9.00. As of March 12, 2002, the record date for the Meeting, the Company had issued and outstanding 1,748,421 shares of Common Stock held by approximately 772 holders of record. The Company has never paid a cash dividend on shares of its Common Stock.

SHAREHOLDER PROPOSALS

Any proposal that a shareholder intends to present for action at the 2003 Annual Meeting of Shareholders, currently scheduled for May 6, 2003, must be received by the Company no later than December 10, 2002 in order for the proposal to be included in the proxy statement and form of proxy for the 2003 Annual Meeting of Shareholders. In addition, if the Company receives notice of shareholder proposals after February 23, 2003, such proposals will be considered untimely and the persons named as proxies in such proxy statement and form of proxy will have discretionary authority to vote on such proposals, without discussion of the matters in the proxy statement. Shareholder proposals should be sent to Anne D. Martin, Secretary, High Street Corporation, 1310 Hendersonville Road, Asheville, North Carolina 28803.

ANNUAL REPORT ON FORM 10-KSB

The Company filed its Annual Report on Form 10-KSB for the year ended December 31, 2001 with the Securities and Exchange Commission on April 1, 2002. Upon written request of a shareholder, the Company will furnish without charge a copy of its 2001 Annual Report on Form 10-KSB. Any such request should be submitted to Anne D. Martin, Secretary, High Street Corporation, 1310 Hendersonville Road, Asheville, North Carolina 28803.

ANNUAL DISCLOSURE STATEMENT

The Company's Annual Report to Shareholders for the year ended December 31, 2001, which serves as the Company's annual disclosure statement pursuant to federal banking regulations, is being sent to shareholders of the Company along with this Proxy Statement. Such annual disclosure statement has not been reviewed, or confirmed for accuracy or relevance, by the FDIC or the Securities and Exchange Commission.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-KSB

(Mark One)

☒ Annual Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001 or

☐ Transition Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _______ to _______

HIGH STREET CORPORATION
(Name of small business issuer in its charter)

North Carolina	56-1983291
(State or other jurisdiction of incorporation - or organization)	(I.R.S. Employer Identification No.)
1310 Hendersonville Road Asheville, North Carolina	28803
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (828) 277-5001

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act: Common Stock, no par value
Title of class

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No ____

The number of issued and outstanding shares of the issuer's no par value Common Stock, its only outstanding class of Common Stock, as of March 19, 2002 was 1,748,421. The aggregate market value of shares of the issuer's Common Stock held by non-affiliates as of March 19, 2002 is $10,557,999. This value is based on an average high and low bid price of such Common Stock of $9.00 on March 14, 2002.

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

Items incorporated by reference:	Incorporated Document	Parts into which Incorporated
	Proxy Statement for Annual of Shareholders to be held May 7, 2002	Part III

Transitional Small Business Disclosure Format (Check one): Yes ____ No X

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

General

High Street Corporation, a North Carolina corporation (the "Company", which may be referred to as "we", "us" or "our"), was incorporated in March 2001 for the purpose of forming a holding company for High Street Banking Company, a North Carolina banking corporation (the "Bank"). On October 31, 2001, the Company completed a share exchange with the Bank pursuant to which each share of the common stock, $5.00 par value, of the Bank (the "Bank Common Stock") was automatically exchanged for one share of the common stock, no par value, of the Company (the "Company Common Stock") and the Bank became a wholly owned subsidiary of the Company. Prior to the Share Exchange, the Bank Common Stock was registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result of the Share Exchange, pursuant to Rule 12g-3(a) under the Exchange Act, the Company Common Stock is deemed registered under Section 12(g) of the Exchange Act. Prior to the completion of the share exchange, the Company had no assets and conducted no business. All disclosures in this Form 10-KSB with respect to the Company and its operations include the operations of the Bank prior to the completion of the share exchange.

We provide a broad range of banking and financial services to individuals, professionals and privately-owned businesses in our primary service areas of Asheville and Hickory, North Carolina, and the surrounding areas. We serve the banking needs of the entire community while focusing on the complex needs of select individuals, households, professionals and privately-owned businesses.

We opened for business in August 1997 and as of December 31, 2001, had grown to $136 million in deposits, $122 million in loans, and $162 million in total assets.

Products and Services

We offer a comprehensive line of commercial and personal financial products, including deposit, credit, investment, insurance, information, and transaction services designed to meet the financial needs of individuals, professionals, and privately owned businesses. We provide these services through the development of senior management and customer service teams, fully integrated technology platforms and applications systems, and strategic partnerships with organizations that have special capabilities and expertise in particular products or services that customers desire.

We offer a broad range of deposit services that are typically available in most banks, including checking accounts, savings accounts and time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to the principal market area at rates competitive with those offered in the area. In addition, we also offer retirement accounts such as IRAs (Individual Retirement Accounts). All deposit accounts are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum amount permitted by law. We solicit these accounts from individuals, professionals, and privately-owned businesses within our service areas.

We also offer a range of short- to intermediate-term commercial and personal loans. These loans are secured and unsecured and are available for a variety of purposes, including (1) residential first mortgage loans, home equity loans, installment loans, personal credit lines and overdraft protection for individuals, and (2) commercial lines of credit, term loans, installment loans and real estate construction and permanent loans for businesses. Although we take a progressive and competitive approach to lending, we stress high quality in our loans. To promote such quality lending, we have established lending policies to be followed by our officers. In addition, there is a Loan and Investment Committee of the Board of Directors that provides oversight of the loan portfolio and reviews all loan transactions.

We offer a variety of other financial products and services, including credit and debit cards and related services (including merchant credit card services); automated teller machines; safe deposit boxes; travelers checks; foreign currency; international trade services; cash management services; courier service for customers; and overnight investment accounts. We also offer investment services through, High Street Investment Services, Inc., a wholly-owned subsidiary of the Bank, including brokerage services, retirement plans, insurance services, annuities, and investment counseling.

We provide most of our products and services directly. However, certain products and services such as international trade services and investment services are offered through strategic affiliations with third parties. We also rely upon third parties for check clearing and other backroom operational support. We select third-party service providers based upon our assessment of the qualifications, resources, experience and reputation of candidates for each engagement, as well as consideration of the costs of such services; however, there are a number of potential providers of the services we use, and we believe that we could obtain needed services elsewhere in the event of the loss of any of our current third-party service providers.

Market Areas

We have two branch offices (including our headquarters) in Asheville, North Carolina and one branch office in Hickory, North Carolina. Our primary service areas consist of eight counties surrounding Asheville (Buncombe, Madison, Yancey, McDowell, Henderson, Transylvania, Haywood and Rutherford) and five counties surrounding Hickory (Catawba, Burke, Caldwell, Alexander and Lincoln). We have chosen our service areas based on the strong corporate and commercial presence and high concentration of personal income in these areas. We believe that the bank markets in these areas present an attractive opportunity for a locally owned and managed bank offering services comparable to a larger, national bank.

Competition

North Carolina law has long permitted state-wide branching by banks and savings institutions. Consequently, many financial institutions, including some of the largest in the United States, have branches located in our service areas. There are also five locally managed community banks with offices in our service areas. As of June 1, 2001, there were 65 branches operated by 15 banks and savings institutions in the Buncombe County (Asheville) market area and 54 branches operated by 12 banks and savings institutions in the Catawba County (Hickory) market area. Approximately $2.6 billion in deposits are maintained in bank and savings institution branches located in the Buncombe County market area.

Approximately $2.0 billion in deposits are maintained in bank and savings institution branches located in the Catawba County market area.

The principal areas and methods of competition in the banking industry are the services that are offered, pricing of services, the convenience and availability of services and the degree of expertise and personal manner with which services are offered. We have encountered strong competition from most of the banking and savings institutions in our market areas. In conducting certain areas of our business, we also compete with insurance companies, money market mutual funds and other financial institutions, some of which are not subject to the same degree of regulation and restrictions as we are. Many of these competitors have substantially greater resources and lending abilities than we have and offer certain services that we do not provide.

We believe that, with increased demand for banking services arising from steady growth in population, personal income and employment, the banking market will continue to grow in our current and proposed market areas.

Marketing

Our strategy is to advance growth through well-targeted, aggressive, and sound marketing programs, including a combination of advertising, public relations, promotions, support materials, and personal contacts. Building awareness of the Bank within each of our target markets and customer segments, generating customer relationship opportunities, and meeting the individual financial needs of customers have comprised our marketing goals and activities. We also have emphasized, and plan to continue, market research as part of our marketing strategy.

Supervision and Regulation

As a bank holding company, the Company, and as a state-chartered bank, the Bank, are extensively regulated under both federal and state law, and are also subject to laws and regulations that apply to businesses generally. Any changes in applicable laws or regulations could have a material effect on our business.

As a bank holding company, the Company is subject to examination, regulation and periodic reporting under the Bank Holding Company Act, as administered by the Federal Reserve Board (the "FRB"). The FRB has adopted capital adequacy guidelines for bank holding companies on a consolidated basis. Under the Bank Holding Company Act, the Company would need the approval of the FRB to acquire substantially all of the assets of or more than 5% of the voting stock of another bank holding company or a bank. In addition, a bank holding company is prohibited generally from engaging in, or acquiring five percent or more of any class of voting securities of any company engaged in, non-banking activities.

Unless the Company is well capitalized under applicable FRB regulations, the FRB is empowered to disapprove any purchase or redemption of the Company's outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the Company's consolidated net worth.

As a state-chartered bank, the Bank is subject to extensive supervision and regulation by the North Carolina Banking Commission (along with the Commissioner of Banks in the performance of his statutory functions under North Carolina banking laws, the "NCBC"). The NCBC administers and oversees state laws that set specific requirements for bank capital and regulate deposits in, and loans and investments by, state-chartered banks, including the amounts, types, and in some cases, rates. The NCBC supervises and performs periodic examinations of state-chartered banks to assure compliance with state banking statutes and regulations, and the Bank is required to make regular reports to the NCBC describing in detail the resources, assets, liabilities and financial condition of the Bank. Among other things, the NCBC regulates the merger and consolidation of state-chartered banks, the payment of dividends, loans to officers and directors, recordkeeping, types and amounts of loans and investments, and the establishment of branches and subsidiaries. As a North Carolina-registered bank holding company, any change in control of the Company will be subject to the prior approval of the NCBC.

Because it has obtained deposit insurance from the FDIC, the Bank is also subject to extensive supervision by the FDIC under applicable federal banking laws. The Bank is subject to examination by the FDIC and the FDIC also monitors the Bank's compliance with several federal statutes such as the Community Reinvestment Act of 1977 and the Interlocks Act. The FDIC has the authority to prevent the continuance or development of unsound and unsafe banking practices. The FDIC also is authorized to approve conversions, mergers, consolidations and assumption of deposit liabilities between insured banks and uninsured banks or institutions, and to prevent capital or surplus diminution in such transactions where the deposit accounts of the resulting, continuing or assumed bank are insured by the FDIC.

Under regulations issued by the FDIC, the Bank generally is required to maintain a Tier I risk-based capital ratio of 4.0%, a total risk-based capital ratio of 8.0%, and a leverage ratio of 4.0%.

The Bank is subject to certain quantitative and qualitative restrictions imposed by the Federal Reserve Act on any extension of credit to, or purchase of assets from, or letters of credit on behalf of, the Company or its subsidiaries, and on the investment in or acceptance of stocks or securities of the Company or its subsidiaries as collateral for loans. In addition, provisions of the Federal Reserve Act and FRB regulations place restrictions on loans and other extensions of credit to officers, directors and principal shareholders of the Bank, the Company, any subsidiary of the Company and related interests of such persons. Moreover, the Bank is prohibited from engaging in certain tie-in arrangements (with the Company or any of its subsidiaries) in connection with any extension of credit, lease or sale of property or furnishing of services.

The dividends that may be paid by the Company to shareholders are indirectly regulated through legal limitations placed on the Bank's ability to pay dividends. Dividends may not be paid by the Bank unless the Bank's capital surplus is at least 50% of its paid-in capital.

The shares of the Bank's Common Stock are subject to assessment under North Carolina banking laws if the Bank's capital becomes impaired from losses or any other causes and the NCBC orders such assessment. Failure to pay such an assessment could result in a forced sale of the Bank's Common Stock by the Company.

Our earnings will be affected significantly by the policies of the FRB, which regulates the money supply in order to mitigate recessionary and inflationary pressures. Among the techniques used to implement these objectives are open market transactions in United States government securities, changes in the rates paid by banks on bank borrowings, and changes in reserve requirements against bank deposits. These techniques are used in varying combinations to influence overall growth and distribution of bank loans, investments, and deposits, and their use may also affect interest rates charged on loans or paid for deposits. The monetary policies of the FRB have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national economy and money markets, as well as the effect of actions by monetary and fiscal authorities, no prediction can be made as to possible future changes in our interest rates, deposit levels, loan demand or business and earnings.

The Gramm-Leach-Bliley Act of 1999 represents the most sweeping reform of financial services regulation in over sixty years. The Act permits the creation of new financial services holding companies that can offer a range of financial products under a regulatory regime based on the principle of functional regulation. The legislation eliminates legal barriers to affiliations among banks and securities firms, insurance companies, and other financial services companies. The Act provides financial organizations with flexibility in structuring these new financial affiliations through a holding company structure or a financial subsidiary, with appropriate safeguards. Final regulations governing the financial services holding company structure were issued by the Federal Reserve Bank and the Department of the Treasury effective February 15, 2001.

We are also subject to other state and federal regulation of many of the financial services we provide or plan to provide, including especially consumer credit, but also including investment and brokerage services, personal and institutional trust services, and other financial services. We must also comply with applicable laws and regulations relating to employment practices, occupational health and safety and other activities that are subject to governmental regulation of businesses generally.

Employees

We currently have 52 total employees, of which 49 are full time employees and two are part time employees. These employees include three executive officers, 13 other managers, and 15 customer service personnel. None of our employees is represented by any collective bargaining unit. We consider relations with our employees to be good.

ITEM 2. DESCRIPTION OF PROPERTY.

We have two branch offices in Asheville, North Carolina (including our headquarters) and one branch office in Hickory, North Carolina.

Our executive office and headquarters facility in south Asheville was built in September 1998. This facility is located at 1310 Hendersonville Road in Asheville. We lease this facility, comprising 9,000 square feet of office space, at a current rate of $189,384 per year with a 2% increase per year. The lease commenced September 16, 1997 and is for an initial term of 15 years, followed by three 10-year renewal options.

On July 24, 2000, we opened a branch in the north Asheville area. This facility is located at 918 Merrimon Avenue in Asheville. We lease this facility, comprising 1,850 square feet of office space, at a current rate of $55,335 per year (subject to annual adjustment for improvements to the facility) with a 2% increase per year beginning in the sixth year of the lease term. The lease commenced April 12, 2000 and is for an initial term of 15 years, followed by three 10-year renewal options.

Our Hickory office is in a modern, brick three-story building located on a 1.5 acre lot in Hickory's central business district at 225 4th Street, NW. The building was originally constructed in 1963 for use as the Hickory office of another bank, and the land and building were acquired by us in 1997 for approximately $1.6 million, using a portion of the proceeds of the Bank's initial subscription offering for its Common Stock. The building contains approximately 15,000 square feet of office and customer service space, of which we occupy approximately 10,000 square feet and lease the remaining space to a tenant.

ITEM 3. LEGAL PROCEEDINGS.

We are not currently party to any material legal proceedings. However, we may from time to time in the future become a party to various legal proceedings incidental to our business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

As of March 12, 2002, we had issued and outstanding 1,748,421 shares of Common Stock held by approximately 772 holders of record.

From April 8, 1998 through October 31, 2001, the Bank's Common Stock was quoted on the OTC Bulletin Board under the symbol "HSTE." Since November 1, 2001 the Company's Common Stock has been quoted on the OTC Bulletin Board under the symbol "HSTC." The following table sets forth the high and low closing bid price for the Bank's Common Stock or the Company's Common Stock, as applicable, as reported on the OTC Bulletin Board for each quarter during the fiscal years ended December 31, 2000 and December 31, 2001 and during the first quarter of 2002:

Fiscal Years Ended or Ending December 31,

	2000		2001		2002	
	High	Low	High	Low	High	Low
First Quarter	$8.18	$6.36	$9.00	$5.75	$10.25	$6.95
Second Quarter	$7.61	$6.36	$8.00	$7.00	-	-
Third Quarter	$8.18	$6.25	$7.76	$6.50	-	-
Fourth Quarter	$7.16	$6.00	$7.05	$6.46	-	-

The bid prices reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions and are adjusted to give retroactive effect to a 10% stock dividend effected November 20, 2000. The last closing price per share of the Company's Common Stock on the OTC Bulletin Board at March 29, 2002 was $9.00.

Neither the Company nor the Bank has ever paid any cash dividends on its Common Stock. The dividends that may be paid by the Company to shareholders are indirectly regulated through legal limitations placed on the Bank's ability to pay dividends. North Carolina law imposes restrictions on the ability of all banks chartered under North Carolina law to pay dividends. The Bank may pay dividends only out of undivided profits as determined pursuant to Section 53-87 of the North Carolina General Statutes and may not pay dividends unless the Bank's capital surplus is at least 50% of its paid-in capital. In addition, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure the financial soundness of the Bank.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The following discussion should be read in conjunction with the Company's Financial Statements and the related notes thereto attached hereto beginning at page F-1. Due to special SEC accounting rules applicable to bank holding companies that did not apply to the Bank prior to the reorganization, certain items for 2000 and 1999 reflected in the Company's Annual Reports on Form 10-KSB for the years ended December 31, 2000 and December 31, 1999 have been reclassified to comply with such rules and to conform to the financial statement presentation for 2001.

Financial Condition and Revenue Growth

Deposits have grown to $135,535,459 at December 31, 2001 as compared with $129,127,587 at December 31, 2000 and $114,218,683 at December 31, 1999. Loans outstanding were $124,061,201 at December 31, 2001 as compared to $108,978,809 at December 31, 2000 and $100,008,616 at December 31, 1999. Investment securities were $18,580,410 and federal funds sold were $5,457,000 at December 31, 2001 as compared with $23,133,657 and $5,851,000, respectively, at December 31, 2000, and $12,850,131 and $9,540,000, respectively, at December 31, 1999. Our total assets were $162,008,290 at December 31, 2001 as compared with $146,693,069 at December 31, 2000 and $129,765,590 at December 31, 1999.

Deposit rates were designed to attract checking, savings and money market accounts, as well as certificates of deposit. Certificates of deposit rates have been priced competitively in the markets we serve.

Demand deposits (including both non-interest demand and money market accounts) are the core of a reliable and cost effective base of deposits. Total demand deposits grew from approximately $27.8 million at December 31, 2000 to approximately $36.0 million at December 31, 2001. Certificates of deposit held by customers in our market areas fell from approximately $49.0 million at December 31, 2000 to approximately $36.4 million at December 31, 2001. Brokered deposits consisting of certificates of deposit held by customers outside our market areas and which we acquired in brokered transactions grew from approximately $52.3 million at December 31, 2000 to approximately $63.1 million at December 31, 2001. There is no concentration of deposits from one individual or entity; we had 39.9% of our total deposits in the $100,000 or greater certificate of deposit category at December 31, 2001, as compared to 31.1% at December 31, 2000 and 21.5% at December 31, 1999.

One of our primary goals for 2001 was to continue to build a base of high quality earning assets in order to support sustained revenue growth. Our loan portfolio, our primary earning asset, grew from $108,978,809 at December 31, 2000 to $124,061,201 by December 31, 2001. This growth was achieved while maintaining a high quality loan mix of commercial, consumer and residential mortgage loans. At December 31, 2001, commercial loans made up 83% of all loans; consumer loans, 5%; and residential mortgages, 12%.

Another major component of revenue growth is income earned as a result of fee based services provided to individuals and businesses. It is management's plan to support the development of fee based service revenues as a major component of sustained revenue growth. Fee based service revenues grew 71% to $807,048 in 2001 compared to $470,925 in 2000.

Our ability to grow our earnings is driven primarily by our ability to increase interest income. In turn, our ability to increase interest income is driven primarily by our ability to grow our loan portfolio, which is our primary earning asset. However, because it is important to us to remain "well capitalized" under applicable banking regulations and because our current capital ratios are near the limits required for us to be considered well capitalized (see discussion below under *Liquidity and Capital Ratios)*, our ability to increase the size of our loan portfolio, and in turn our earnings, will be constrained unless we are able to increase our capital.

Liquidity and Capital Ratios

Our liquidity position is generally determined by the need to respond to short-term demand for funds created by deposit withdrawals and the need to provide resources to fund assets, typically in the form of loans. How we respond to these needs is affected by our ability to attract deposits, the maturity of the loans and securities, the flexibility of assets within the securities portfolio, and the ability to borrow funds from other sources. Our primary sources of liquidity are cash and cash equivalents, deposit growth, available-for-sale securities, and the cash flows from principal and interest payments on loans and other earning assets.

Total demand deposits grew from approximately $27.8 million at December 31, 2000 to approximately $36.0 million at December 31, 2001. Certificates of deposit held by customers in our market areas fell from approximately $49.0 million at December 31, 2000 to approximately $36.4 million at December 31, 2001. Brokered deposits consisting of certificates of deposit held by customers outside our market areas and which we acquired in brokered transactions grew from approximately $52.3 million at December 31, 2000 to approximately $63.1 million at December 31, 2001. As of December 31, 2001 demand deposits, locally held certificates of deposit and brokered deposits accounted for approximately 26%, 27% and 47%, respectively, of our total deposits. One of our primary goals in 2002 is to reduce our reliance on brokered deposits as a source of liquidity and to increase funding from deposits generated locally.

In addition, we are able to borrow funds from the Federal Home Loan Bank of Atlanta ("FHLB"), and to purchase federal funds, on a short term basis, from other financial institutions, and have a borrowing capacity from the Federal Reserve Discount Window. As of December 31, 2001 funds borrowed from the FHLB were $11,000,000 compared to $2,000,000 as of December 31, 2000. We did not have any federal funds purchased or borrowings from the Federal Reserve Discount Window as of December 31, 2001.

Our liquidity ratio, which is defined as net cash, interest-bearing deposits with banks, federal funds sold and investment securities, as a percentage of net deposits and short-term liabilities, was 20% at December 31, 2001, as compared to 21% at December 31, 2000. As a result of our management of liquid assets and the ability to generate liquidity with increased deposits, we believe that our overall liquidity is sufficient to satisfy our depositors' requirements and meet our customers' credit needs.

As of December 31, 2001, our total stockholder equity was approximately $14,937,843. At December 31, 2001, our capital to asset ratio was 9.37%. All capital ratios place us in excess of the minimum required to be deemed a well-capitalized bank by regulatory measures adopted by the FDIC and set forth at 12 C.F.R. 325.103(b). A bank is considered to be "well-capitalized" if it has Tier I capital ratio of 6.0% or greater, a total risk-based capital ratio of 10.0% or greater, and a leverage ratio of 5.0% or greater. The Tier I capital ratio is generally defined as the ratio of shareholders' equity less all intangible assets and goodwill adjusted assets (i.e. net unrealized gains). The total risk-based capital ratio is defined as the ratio of Tier I capital plus allowance for loan losses to risk adjusted assets. The leverage ratio is defined as the ratio of Tier I capital to total average assets. Our Tier I capital ratio at December 31, 2001 was 9.73%. Our leverage ratio was 7.99% and our total risk-based capital ratio was 10.93%.

		Capital Ratios	
		Regulatory	Well Capitalized
Dec. 31, 2001		Minimum	Banks
Tier I risk-based capital	9.73%	4.0%	6.0%
Total risk-based capital	10.93%	8.0%	10.0%
Leverage	7.99%	4.0%	5.0%

Results of Operations for the Years Ended December 31, 2001 and December 31, 2000

The net result of operations for the year ended December 31, 2001 was net income of $48,180. In comparison, we recorded net income of $2,267,883 for the year ended December 31, 2000 including a deferred tax benefit of $1,834,557 which related to net operating losses and reserves for loan losses incurred by us from 1997 through 1999. Excluding the effect of this deferred tax benefit and primarily as a result of a substantial decrease in net interest margin, net income for the year ended December 31, 2001 was $48,180 compared to net income for the year ended December 31, 2000 of $433,326. For the year ended December 31, 2001, interest income was $11,468,943 and interest expense was $6,875,763, as compared with $11,920,207 and $7,332,081, respectively, for the year ended December 31, 2000.

Net interest income, the major component of our income, is the amount by which interest and fees generated by earning assets exceed the total cost of funds used to carry them. Net interest income is affected by changes in the volume and mix of earning assets and interest-bearing liabilities, as well as changes in the yield earned and rates paid. Net interest margin is calculated by dividing tax-equivalent net interest income by average earning assets, and represents our net yield on our earning assets. Primarily as a result of the steep decline in short term interest rates during 2001, our net interest margin was 2.93% in 2001 compared to 3.23% in 2000. The sharp drop in short term rates in 2001 hurt our net interest margin since reductions in short term rates immediately reduced the interest we earned on our loan portfolio since approximately 80% of our loan portfolio is priced at the prime rate, but did not immediately reduce our interest expense since the majority of our deposits are in the form of certificates of deposit which carry a fixed interest rate to maturity. If short term interest rates were to rise in 2002, our 2002 net interest margin should improve as the interest we earn on our loans will increase with prime rate increases while our certificates of deposit will reprice at higher rates only as the instruments mature and are replaced with new ones.

Net interest income remained relatively flat at $4,593,180 in 2001, compared to $4,588,126 for the year ended December 31, 2000. Loans, our primary earning asset, grew by over $15 million from $108,978,809 to $124,061,201 during 2001. Due to regulatory capital requirement which require us to maintain a certain ratio of capital to earning assets (see discussion above under *Liquidity and Capital Ratios*), we expect our pace of loan growth to slow in 2002, unless we are able to increase our capital. In 2001, the loan portfolio included commercial loans of $103.8 million (83% of total loans), retail loans of $5.6 million (5% of total loans) and residential mortgages of $15.4 million (12% of total loans). In comparison, in 2000 commercial loans were $84.9 million (78% of total loans), retail loans were $5.1 million (5% of total loans), and residential mortgages were $18.9 million (17% of total loans).

At December 31, 2001, we had one loan, with a balance of $15,000, that was classified as non-performing. The allowance for loan losses at year-end 2001 was $1,625,943, approximately 1.31% of outstanding loans. At year-end 2000, allowance for loan losses was $1,721,628, approximately 1.58% of outstanding loans at that time. The purpose of the allowance account is to provide a reserve against the possibility of the unforeseen uncollectability of a portion of loans currently in the portfolio. To determine the allowance needed, management evaluates the risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrower, fair market value of collateral and other items that, in management's opinion, deserve recognition in estimating possible credit losses. Based on management's analysis of the loan account and management's experience with similar portfolios, it is management's belief that the allowance serves as a sufficient reserve for unforeseen events in the loan portfolio.

Non-interest income was $680,264 for the year ended December 31, 2001, as compared with $302,944 for the year ended December 31, 2000. Non-interest income consisted primarily of fees from residential mortgage, investment services and deposit service charges. Non-interest income is expected to continue to increase as we add more accounts, and as our investment subsidiary, High Street Investment Services, Inc., continues to grow.

Primarily due to the general growth of our business, non-interest expense was $4,980,986 for the year ended December 31, 2001, as compared with $4,252,744 for the year ended December 31, 2000. Non-interest expense consist primarily of salaries, benefits, payroll taxes, occupancy costs, advertising, professional fees, and data processing fees. During 2001, salary and benefit expense was approximately $2.1 million, up from approximately $1.9 million in 2000, with occupancy and equipment at approximately $913,000, up from approximately $815,000 in 2000. Other non-interest expenses totaled approximately $1.97 million, primarily consisting of advertising and promotion, data processing and professional fees, compared to approximately $1.55 million in 2000. Professional fees were up to $203,243 in 2001 compared to $108,629 in 2000 primarily as a result of costs incurred in connection with our 2001 bank holding company reorganization.

Our investments at year-end were comprised of U.S. agency and corporate securities totaling approximately $18.6 million at December 31, 2001, as compared with approximately $23.1 million at December 31, 2000. The remainder of our investments is in the form of federal funds sold to correspondent banks, which totaled approximately $11.2 million at year-end 2001, as compared with approximately $7.2 million at year-end 2000. We have maintained a posture of very high liquidity in the form of federal funds sold and investment securities available for sale in order to fund loan demand and to ensure adequate liquidity.

Results of Operations for the Years Ended December 31, 2000 and December 31, 1999

The net result of operations for the year ended December 31, 2000 was net income of $2,267,883. In comparison, we recorded a net loss of $733,391 for the year ended December 31, 1999. For the year ended December 31, 2000, interest income was $11,920,207 and interest expense was $7,332,081, as compared with $7,452,602 and $4,057,689, respectively, for the year ended December 31, 1999. Our net gain of $2,267,883 for the year ended December 31, 2000 included a deferred tax benefit of $1,834,557 which we recognized during the third quarter. This deferred tax benefit relates to net operating losses and reserves for loan losses incurred by us from 1997 through 1999.

Net interest income totaled $4,588,126 in 2000, up from $3,176,668 for the year ended December 31, 1999. The increase in net interest income in 2000 was primarily attributable to an increase in the volume of loans. Loans, our primary earning asset, grew by over $9 million from $100,008,616 to $108,978,809 during 2000. In 2000, our loan portfolio included commercial loans of $84.9 million (78% of total loans), retail loans of $5.1 million (5% of total loans) and residential mortgages of $18.9 million (17% of total loans). In comparison, in 1999 commercial loans were $80.4 million (80% of total loans), retail loans were $14.3 million (14% of total loans), and residential mortgages were $5.4 million (6% of total loans).

At December 31, 2000, we had two loans, with an aggregate balance of $52,600, that were classified as non-performing. The allowance for loan losses at year-end 2000 was $1,721,628, slightly more than 1.58% of outstanding loans. At year-end 1999, allowance for loan losses was $1,518,500, slightly more than 1.5% of outstanding loans at that time.

Non-interest income was $302,944 for the year ended December 31, 2000, as compared with $186,019 for the year ended December 31, 1999. Non-interest income consisted primarily of fees from residential mortgage, investment services and deposit service charges.

Non-interest expense was $4,252,744 for the year ended December 31, 2000, as compared with $3,545,823 for the year ended December 31, 1999. Non-interest expense consists primarily of salaries, benefits, payroll taxes, occupancy costs, advertising, professional fees, and data processing fees. During 2000, salary and benefit expense was approximately $1.88 million, up from approximately $1.68 million in 1999, with occupancy and equipment at approximately $815,000, up from approximately $673,000 in 1999. Other non-interest expenses totaled approximately $1.55 million, primarily consisting of advertising and promotion, data processing and professional fees, compared to approximately $1.19 million in 1999.

Our investments at year-end were comprised of U.S. agency and corporate securities totaling approximately $23.1 million at December 31, 2000, as compared with approximately $12.8 million at December 31, 1999. The remainder of our investments, primarily federal funds sold to correspondent banks, totaled approximately $7.2 million at year-end 2000, as compared with approximately $11.9 million at year-end 1999.

Asset / Liability Management

Our asset/liability management strategies are designed to minimize interest rate risk between interest-earning assets and interest-bearing liabilities at various maturities, while maintaining the objective of assuring adequate liquidity and maximizing net interest income. The ability to control these fluctuations has a direct impact on our profitability. Management monitors this activity on a regular basis through analysis of our portfolio to determine the impact changes in interest rates have on earnings and equity.

Management uses a simulation model to assess the amount of earnings at risk due to changes in interest rates. As of December 31, 2001, based on an increase or decrease in interest rates of 200 basis points over a twelve month period, the model indicated that our net interest margin, the primary factor in our profitability, could be impacted by approximately +/- 15%.

Effects of Inflation and Changing Prices

A commercial bank has an asset and a liability structure that is distinctly different from that of a company with substantial investments in plant and inventory because the major portion of its assets are monetary in nature. As a result, a bank's performance may be significantly influenced by changes in interest rates. Although the banking industry is more affected by changes in interest rates than by inflation in the prices of goods and services, inflation is a factor that may influence interest rates. Yet, the frequency and magnitude of interest rate fluctuations do not necessarily coincide with changes in the general inflation rate. Inflation does affect operating expenses in that personnel expense and the cost of supplies and outside services tend to increase during periods of high inflation.

Cautionary Statement as to Forward Looking Information

Statements in this report as to our budgeted loans, deposits, earnings, capital expenditures and other amounts, other projections of future financial or economic performance, and statements of our plans and objectives for future operations are "forward looking" statements, and are being provided in reliance upon the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Important factors that could cause actual results or events to differ materially from those projected, estimated, assumed or anticipated in any such forward looking statements include: general economic conditions in our markets including inflation, recession, interest rates and other economic factors; loan losses, including loan losses resulting from adverse economic conditions; increased competition from existing competitors and from any new entrants in our markets; any loss of our key management personnel; the fact that we have only a limited operating history and are subject to the risks inherent in the establishment of a new business and, specifically, of a new financial institution; changes in governmental regulations applicable to our business; and other factors that generally affect the business of locally owned and managed community banks.

ITEM 7. FINANCIAL STATEMENTS.

The following financial statements are included herein:

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
High Street Corporation and Subsidiaries
Asheville, North Carolina

We have audited the accompanying consolidated balance sheets of High Street Corporation and Subsidiaries (the Bank) as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Street Corporation and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ WHISNANT & COMPANY, LLP

Hickory, North Carolina
January 25, 2002

HIGH STREET CORPORATION
AND SUBSIDIARIES

Balance Sheets

December 31, 2001 and 2000

ASSETS

	2001	2000
Cash and due from banks	$ 2,758,218	$ 2,618,968
Federal funds sold	5,457,000	5,851,000
Interest bearing deposits	5,745,915	1,304,059
Total cash and cash equivalents	$ 13,961,136	$ 9,774,027
Securities available-for-sale	18,580,410	23,133,657
Loans, net of unearned income	124,061,201	108,978,809
Less allowance for loan losses	(1,625,943)	(1,721,628)
Net loans	$ 122,435,258	$ 107,257,181
Premises and equipment, net	3,013,541	3,256,182
Other assets	4,017,948	3,272,022
Total assets	$ 162,008,290	$ 146,693,069

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Deposits		
Non-interest-bearing demand	$ 9,931,850	$ 8,750,313
Money market and interest-bearing demand	25,655,600	18,748,717
Savings	455,913	288,350
Certificates of deposit	99,492,096	101,340,207
Total deposits	$ 135,535,459	$ 129,127,587
Borrowed funds	11,000,000	2,000,000
Other liabilities	534,988	508,384
Total liabilities	$ 147,070,447	$ 131,635,971
Stockholders' equity		
Common stock; no par value in 2001 and $5 par value in 2000; 20,000,000 shares authorized; 1,748,421 shares issued and outstanding in 2001 and 2000	$ 17,010,604	$ 8,742,105
Additional paid-in capital	-	8,268,449
Accumulated deficit	(2,245,205)	(2,293,385)
Accumulated other comprehensive income	172,444	339,879
Total stockholders' equity	$ 14,937,843	$ 15,057,098
Total liabilities and stockholders' equity	$ 162,008,290	$ 146,693,069

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HIGH STREET CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Interest income			
Loans	$ 9,833,338	$ 9,838,848	$ 6,519,993
Investment securities			
Interest	1,260,219	1,539,385	576,567
Dividends	36,411	20,910	133,079
Federal funds sold	338,975	521,064	222,963
Total interest income	$11,468,943	$11,920,207	$ 7,452,602
Interest expense			
Money Market and interest-bearing demand	$ 710,323	$ 825,724	$ 637,999
Certificates of deposit	5,651,805	6,364,277	3,266,911
Interest on borrowed funds	513,635	142,080	152,779
Total interest expense	$ 6,875,763	$ 7,332,081	$ 4,057,689
Net interest income	$ 4,593,180	$ 4,588,126	$ 3,176,668
Provision for loan losses	180,000	205,000	768,500
Net interest income after provision for loan losses	$ 4,413,180	$ 4,383,126	$ 2,408,168
Non-interest income			
Service charges and customer fees	$ 200,369	$ 122,811	$ 48,861
Gain on sale of securities	233,754	-	-
Other	246,141	180,133	137,158
Total non-interest income	$ 680,264	$ 302,944	$ 186,019
Non-interest expense			
Salaries, wages and employee benefits	$ 2,099,379	$ 1,885,665	$ 1,682,092
Occupancy and equipment	913,007	814,718	672,624
Advertising and business promotion	277,591	245,533	329,605
Data processing	325,994	259,686	230,611
Commission and investment fees	262,843	194,740	98,973
Office supplies and postage	211,174	168,126	125,283
Professional fees	203,243	108,629	20,376
Other	687,755	575,647	386,259
Total non-interest expense	$ 4,980,986	$ 4,252,744	$ 3,545,823
Income (loss) before income taxes	$ 112,458	$ 433,326	$(733,391)

(Continued)

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HIGH STREET CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations
(Continued)

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Provision (benefit) for income taxes			
Current	$ 6,647	$ 189,975	$ -
Deferred	57,631	(1,834,557)	-
Utilization of net operating loss carryforward	-	(189,975)	-
	$ 64,278	$(1,834,557)	$ -
Net income (loss)	$ 48,180	$ 2,267,883	$(733,391)
Net income (loss) per common share – Basic	$ .03	$ 1.30	$(.46)
Net income (loss) per common share – Diluted	$ .03	$ 1.29	$(.46)

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HIGH STREET CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2001, 2000 and 1999

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balance, December 31, 1998	1,200,000	6,000,000	$ 6,032,660	(3,827,877)	$ 1,632	$ 8,206,415
Comprehensive loss:						
Net loss				(733,391)		(733,391
Change in net unrealized gain on securities available-for-sale, net of reclassification adjustment and tax effect					(275,479)	(275,479
Total comprehensive loss						(1,008,870
Exercise of common stock options	1,253	6,265	9,327			15,592
Sale of common stock	388,264	1,941,320	3,021,306			4,962,626
Balance, December 31, 1999	1,589,517	$ 7,947,585	$ 9,063,293	$(4,561,268)	$(273,847)	$ 12,175,763
Comprehensive income:						
Net income				2,267,883		2,267,883
Change in net unrealized loss on securities available-for-sale, net of reclassification adjustment and tax effect					613,726	613,726
Total comprehensive income						2,881,609
10% stock dividend	158,904	795,520	(794,794)			(274
Balance, December 31, 2000	1,748,421	$ 8,742,105	$ 8,268,499	$(2,293,385)	$ 339,879	$ 15,057,098
Reclassification – formation of High Street Corporation (Note A)		8,268,499	(8,268,499)			
Comprehensive loss:						
Net income				48,180		48,180
Change in net unrealized gain on securities available-for-sale, net of reclassification adjustment and tax effect					(167,435)	(167,435
Total comprehensive loss						(119,255
Balance, December 31, 2001	1,748,421	$ 17,010,604	$ -	$(2,245,205)	$ 172,444	$ 14,937,843

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HIGH STREET CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 48,180	$ 2,267,883	$(733,391)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	$ 426,631	$ 367,884	$ 307,651
Provision for loan losses	180,000	205,000	768,500
Provision for deferred income taxes	57,631	(1,834,558)	-
Accretion and amortization of securities discounts and premiums, net	3,739	(1,871)	12,399
Loss on sale of equipment	3,118	9,522	-
Gain on sale of securities	(233,754)	-	
Increase in other assets	(237,799)	(256,379)	(494,172)
Increase in other liabilities	26,604	137,240	54,875
Total adjustments	$ 226,170	$(1,373,162)	$ 649,253
Net cash provided by (used in) operating activities	$ 274,350	$ 894,721	$(84,138)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of available-for-sale securities	$(11,021,832)	$(12,279,920)	$(9,686,046)
Proceeds from sale of available-for-sale securities	15,728,311	2,604,539	1,533,766
Proceeds from sale of foreclosed assets	8,452	-	-
Net increase in loans	(16,026,474)	(8,970,193)	(52,397,642)
Purchases of premises and equipment	(183,570)	(513,787)	(261,255)
Net cash used in investing activities	$(11,495,113)	$(19,159,361)	$(60,811,177)

(Continued)

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

HIGH STREET CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(Continued)

Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	$ 6,407,872	$ 14,908,904	$ 66,234,447
Net increase (decrease) in funds borrowed	9,000,000	(1,000,000)	(920,000)
Cash paid in lieu of fractional shares	-	(274)	-
Proceeds from sale of common stock	-	-	4,978,218
Net cash provided by financing activities	$ 15,407,872	$ 13,908,630	$ 70,292,665
Net increase (decrease) in cash and cash equivalents	$ 4,187,109	$(4,356,010)	$ 9,397,350
Cash and cash equivalents, beginning of year	9,774,027	14,130,037	4,732,687
Cash and cash equivalents, end of year	$ 13,961,136	$ 9,774,027	$ 14,130,037
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Interest paid	$ 6,850,753	$ 7,235,793	$ 3,934,170
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Change in net unrealized holding gain (loss) on available-for-sale securities, net of tax	$(167,435)	$ 613,726	$(273,847)
Declaration of 10% stock dividend	$ -	$ 794,520	$ -

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION. High Street Banking Company was incorporated on April 10, 1997, and began banking operations on August 25, 1997, in two locations, Asheville and Hickory, North Carolina. On August 22, 2000, High Street opened a third branch in North Asheville, North Carolina. High Street Banking Company is engaged in general retail and commercial banking and operates under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation.

High Street Financial Services, Inc., a wholly-owned subsidiary of High Street Banking Company, was incorporated on June 30, 1998, to provide brokerage services for various investment and insurance products.

On October 30, 2001, High Street Corporation (the "Holding Company") was formed as a holding company for High Street Banking Company. Upon formation, one share of the Holding Company's no par value common stock was exchanged for each of the then outstanding 1,748,421 shares of High Street Banking Company's $5 par value common stock. The Holding Company currently has no operations and conducts no business on its own other than owning High Street Banking Company.

The accounting and reporting policies of the Bank conform with generally accepted accounting principles (GAAP). A brief description of the Bank's significant accounting policies is presented below.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the financial statements of High Street Corporation and wholly-owned subsidiaries, High Street Banking Company and High Street Financial Services, Inc., herein referred to as the "Bank." Intercompany balances and transactions have been eliminated.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS. For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, overnight federal funds sold and interest-bearing deposits with initial maturities of less than three months.

INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES. The Bank has adopted the provisions of Statement of Financial Accounting Standards No. 115 ("SFAS 115"), Accounting for Certain Investments in Debt and Equity Securities. Under SFAS 115, the Bank classifies its debt and marketable equity securities as either trading, held-to-maturity, or available-for-sale. Mortgage-backed securities are accounted for in the same manner as debt and equity securities.

Investments in debt securities classified as held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts using the level yield method. Investments in debt and equity securities classified as trading are stated at fair value. Unrealized holding gains and losses for trading securities are included in earnings. The Bank currently has no such securities.

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments in debt and equity securities classified as available-for-sale are stated at fair value, based on quoted market prices, with unrealized holding gains and losses excluded from earnings and reported as a net amount, net of related income taxes, as a separate component of stockholders' equity until realized. A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

Transfers of securities between categories are recorded at fair value at the date of transfer. Unrealized holding gains and losses are recognized in earnings for transfers into trading securities. Unrealized holding gains or losses associated with transfers of securities from held-to-maturity to available-for-sale are recorded as a separate component of stockholders' equity. The unrealized holding gains or losses included in a separate component of equity for securities transferred from available-for-sale to held-to-maturity are maintained and amortized into earnings over the remaining life of the security as an adjustment to yield in a manner consistent with amortization or accretion of premium or discount on the associated security.

Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold. The classification of securities as held-to-maturity, trading or available-for-sale is determined at the date of purchase.

As a member of the Federal Home Loan Bank of Atlanta (the "FHLB"), the Bank is required to maintain an investment in the stock of the FHLB. Investment in the stock, which is classified in the other asset category, was $600,000 and $269,800 as of December 31, 2001 and 2000, respectively, and is pledged as collateral for advances from the FHLB. No ready market exists for the stock, which is carried at cost.

ADVERTISING COSTS. Advertising and business promotion costs, included in non-interest expense, are expensed as incurred and were $277,591, $245,533 and $329,605 for the years ended December 31, 2001, 2000 and 1999, respectively.

LOANS. Loans are reported at their outstanding principal balances net of unamortized deferred loan fees and costs on originated loans. Loan fees are accounted for in accordance with the SFAS No. 91, "Accounting for Non-refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Under SFAS No. 91, loan origination and commitment fees and certain direct loan origination costs are deferred. Upon the expiration of unfunded commitments the related fees are recognized into income as loan fees. Loan origination fees on funded commitments and related direct costs are amortized into income on loans as yield adjustments over the contractual life of related loans using the level yield method. As of December 31, 2001 and 2000, the unamortized deferred loan fees and origination costs amounted to $34,235 and $92,713, respectively.

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ALLOWANCE FOR LOAN LOSSES. The provision for loan losses charged to operations is an amount that management believes is sufficient to bring the allowance for loan losses to an estimated balance considered adequate to absorb inherent losses in the portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolios, current economic conditions, historical loan loss experience and other risk factors. This evaluation is heavily dependent upon estimates and appraisals, which are susceptible to rapid changes because of economic conditions and the economic prospects of borrowers.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize changes to the allowance based on their judgments about information available at the time of examination.

IMPAIRED LOANS. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan will not be collected.

NONACCRUAL LOANS. Generally a loan (including a loan impaired under SFAS No. 114) is classified as nonaccrual and the accrual of interest on such loan is discontinued when the contractual payment of principal or interest has become 120 days past due or management has doubts about further collectibility of principal or interest even though the loan currently is performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for credit losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt. At December 31, 2001 and 2000, the Bank had no nonaccrual loans.

FORECLOSED REAL ESTATE. Foreclosed real estate includes both formally foreclosed property and in-substance foreclosed property. In-substance foreclosed properties are those properties for which the Bank has taken physical possession, regardless of whether formal foreclosure proceedings have taken place. As of December 31, 2001 and 2000, the Bank had no in-substance foreclosed property. At the time of foreclosure, foreclosed real estate is recorded at the lower of the carrying amount or fair value less cost to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. Any cost incurred to improve the property are capitalized and included in the carrying amount. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property are included in income (loss) on foreclosed real estate.

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

PREMISES AND EQUIPMENT. The various classes of property are stated at cost, and are depreciated by the straight-line method over their estimated useful lives of 40 years for buildings and improvements and 3 to 10 years for furniture, fixtures, and equipment. Repairs are expensed as incurred. Leasehold improvements are capitalized and amortized over the shorter of their useful lives or the term of the lease. The cost and accumulated depreciation of property are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

INCOME TAXES. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

EARNINGS PER SHARE. The Bank adopted the provisions for SFAS No. 128, "Earnings Per Share." The statement establishes standards for computing and presenting earnings per share (EPS). Those standards require earnings per share to be calculated using the weighted number of shares outstanding. SFAS No. 128 simplifies the standards for computing EPS previously found in APB Opinion No. 15, "Earnings Per Share", and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

COMPREHENSIVE INCOME. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31		
	2001	2000	1999
Unrealized holding gains (losses) on available-for-sale securities	174,518	613,726	(275,479)
Reclassification adjustment for gains realized in income	(233,754)	-	-
Net unrealized holding gains (losses)	(59,236)	613,726	(275,479)
Tax effect	(108,199)	-	-
Change in net unrealized gains (losses) on securities available-for-sale, net of reclassification adjustment and tax effect	(167,435)	613,726	(275,479)

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

FINANCIAL STATEMENT PRESENTATION. Financial statements for 2000 and 1999 have been reclassified, where applicable, to conform to financial statement presentation used in 2001.

FINANCIAL INSTRUMENTS, DERIVATIVES, AND HEDGING ACTIVITIES. On January 1, 2000, the bank adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that the Bank recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation.

NOTE B – CORPORATE REORGANIZATION

Effective October 30, 2001, High Street Banking Company completed the process of converting to a holding company form of operation. High Street Corporation has become the parent of High Street Banking Company. High Street Corporation is a North Carolina, one-bank holding company, headquartered in Asheville, North Carolina.

High Street Banking Company's shareholders approved the holding company reorganization at the Bank's annual meeting held in May, 2001. Regulatory approval was received on October 24, 2001. The holding company conversion was completed successfully on October 24, 2001. As a result of the conversion, each share of the Bank's $5 par value common stock was converted into one share of High Street Corporation's no par value stock, and the Bank's common stock and additional paid-in capital accounts were combined into High Street Corporation's common stock account. High Street Corporation is now the sole shareholder of the Bank.

NOTE C – RESTRICTION ON CASH AND DUE FROM BANKS

The Bank is required by the Federal Reserve Bank to maintain reserve funds in cash on hand or on deposit with the Federal Reserve Bank. The required reserve at December 31, 2001 and 2000, was $213,720 and $388,320 respectively.

NOTE D – SECURITIES

The amortized cost and market values of securities available-for-sale at December 31, 2001 and 2000, are as follows:

2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Mortgage-backed securities	$ 9,598,690	$ 270,517	$(43,078)	$ 9,826,129
Federal agencies	7,701,077	74,298	(21,094)	7,754,281
Other	1,000,000	-	-	1,000,000
	$ 18,299,767	$ 344,815	$(64,172)	$ 18,580,410

2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Mortgage-backed securities	$ 13,590,950	$ 225,363	$(11,847)	$ 13,804,466
Federal agencies	9,202,828	126,678	(315)	9,329,191
	$ 22,793,778	$ 352,041	$(12,162)	$ 23,133,657

The amortized cost and market values of securities at December 31, 2001 and 2000, by contractual maturities are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2001 Securities Available-for Sale		2000 Securities Available-for Sale	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Due in one year or less	$ 998,887	$ 1,022,813	$ 997,381	$ 1,000,782
Due after one year through five years	6,025,542	5,995,498	8,327,042	8,449,615
Due after five years through ten years	8,578,890	8,785,057	8,948,167	9,092,270
Due after ten years	2,696,448	2,777,042	4,521,188	4,590,990
	$ 18,299,767	$ 18,580,410	$ 22,793,778	$ 23,133,657

During 2001, the Bank sold available-for-sale securities for total proceeds of $15,728,311 resulting in realized gains of $233,754. There were no securities sold during the years ended December 31, 2000 and 1999.

NOTE E – LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans at December 31, 2001 and 2000, are summarized as follows:

	2001	2000
Commerical loans	$ 21,545,376	$ 17,636,548
Real estate construction loans	39,998,520	35,602,089
Real estate mortgage loans	59,300,611	53,403,132
Installment loans to Individuals	2,313,377	1,619,132
Other loans	937,552	810,621
Total loans	$ 124,095,436	$ 109,071,522
Less unearned fees	34,235	92,713
Net loans	$ 124,061,201	$ 108,978,809

An analysis of the allowance for loan losses follows:

	2001	2000	1999
Balance at beginning of year	$ 1,721,628	$ 1,518,500	$ 750,000
Provision charged to operations	180,000	205,000	768,500
Charge-offs	(277,860)	(1,872)	-
Recoveries	2,175	-	-
Balance at end of year	$ 1,625,943	$ 1,721,628	$ 1,518,500

The following is a summary of information pertaining to impaired loans in accordance with SFAS No. 114 and No. 118:

	2001	2000
Impaired loans without a valuation allowance	$ -	$ -
Impaired loans with a valuation allowance	15,000	52,600
Total impaired loans	$ 15,000	$ 52,600
Valuation allowance related to impaired loans	$ 15,000	$ 10,520

The Bank has entered into transactions with certain directors and executive officers. Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. Indebtedness to the Bank, in the aggregate, amounted to $6,943,416 and $6,362,886 at December 31, 2001 and 2000, respectively. During 2001, additions to such loans were $1,177,107 and repayments totaled $596,578.

Financial instruments involving potential credit risk are predominately with commercial loans. Of the $124,095,436 of total loans noted above, $80,498,000 are related to commercial loans secured by real estate. A downturn in the local or national economy could have a significant impact on real estate values which in turn could have a material adverse effect on the Company's consolidated financial position and results of operations.

NOTE E – LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

At December 31, 2001 and 2000, the Bank had pre-approved but unused lines of credit and commitments totaling $984,333 and $1,015,787, respectively, to executive officers, directors and their affiliates.

NOTE F – PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2001 and 2000, are summarized as follows:

	2001	2000
Land and improvements	$ 677,852	$ 677,852
Building and improvements	1,503,006	1,480,353
Furniture, fixtures and equipment	2,125,445	1,977,683
Automobiles	53,375	53,375
Total cost	$ 4,359,678	$ 4,189,263
Less accumulated depreciation	1,346,137	933,081
Net premises and equipment	$ 3,013,541	$ 3,256,182

NOTE G – FORECLOSED REAL ESTATE

During 2001, the Bank acquired foreclosed real estate with a carrying value of $536,900 and such property is expected to be disposed of in the near term. No foreclosures occurred in 2000 or 1999. No gains or losses on foreclosed real estate were incurred in 2001.

NOTE H – DEPOSITS

Certificates of deposit maturing in years subsequent to December 31, 2001, are as follows:

Year ending	
2002	$ 81,110,303
2003	14,230,522
2004	3,952,239
2005	-
Thereafter	199,032
Total certificates of deposit	$ 99,492,096

NOTE H – DEPOSITS (Continued)

The aggregate of time deposits in excess of $100,000 amounted to $54,948,487 and $44,837,566 as of December 31, 2001 and 2000, respectively.

Deposit overdrafts, classified as loans for financial reporting purposes, amounted to $51,825 and $98,881 at December 31, 2001 and 2000, respectively.

NOTE I – BORROWED FUNDS

At December 31, 2001 and 2000, borrowed funds consist of FHLB advances of $11,000,000 and $2,000,000, respectively. FHLB advances mature beginning in November of 2002 through March of 2011 and have rates ranging from 4.91% to 5.5% as of December 31, 2001. Residential 1 - 4 family mortgage loans pledged as collateral for the FHLB advances amounted to $4,213,461 as of December 31, 2000. During 2001, the FHLB started accepting real estate, commercial and multi-family residential loans as collateral for the FHLB advances. As of December 31, 2001, loans and securities pledged as collateral amounted to $16,305,641 and $2,770,415, respectively.

NOTE J – INCOME TAXES

The Bank has available at December 31, 2001, $3,284,954 of unused net operating loss carryforwards that may be applied to offset federal tax liabilities of future years and expire in varying amounts through December 31, 2016.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities at December 31, 2001 and 2000, are as follows:

	2001	2000
Deferred tax assets:		
Allowance for loan losses	$ 626,866	$ 663,757
Pre-opening costs	38,339	95,847
Net operating losses	1,266,029	1,195,442
Other assets	28,673	17,553
Net deferred tax assets	$ 1,959,907	$ 1,972,599
Deferred tax liabilities:		
Unrealized gain on securities	$ 108,199	$ -
Depreciation	182,940	138,001
Total deferred tax liabilities	$ 291,139	$ 138,001
Net deferred tax assets	$ 1,668,768	$ 1,834,598

NOTE J – INCOME TAXES (Continued)

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

	2001	2000	1999
Tax at the statutory federal rate	$ 38,236	$ 147,331	$ -
Increase (decrease) resulting from:			
State income taxes, net of federal benefit	3,649	14,121	-
Nondeductible expenses and other permanent differences	22,393	28,523	
Recognized net operating loss	-	(189,975)	-
Adjustment to deferred tax asset valuation allowance		(1,834,598)	
Provision for income taxes included in operations	$ 64,278	$(1,834,598)	$ -

NOTE K – STOCKHOLDERS' EQUITY

On November 20, 2000, the Bank distributed 158,904 shares of common stock in connection with a 10% stock dividend. As a result of the stock dividend, common stock was increased by $794,520 and additional paid-in capital was decreased by $794,794. All references in the accompanying financial statements to the number of common shares and per-share amounts for 1999 have restated to reflect the stock dividend.

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share would normally reflect the potential dilution that could occur if the Bank's management and director stock options were exercised. At December 31, 2001, the incremental shares from assumed option conversions to purchase 55,575 shares of common stock at a price of $6.36/$6.95 are included in computing the diluted per share amounts. Options to purchase 123,250 shares of common stock at prices ranging from $12.50 to $7.61 were outstanding at the end of the year but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of $7.11 per share.

At December 31, 2000, the incremental shares from assumed option conversions to purchase 35,130 shares of common stock at a price of $6.25/$6.59 are included in computing the diluted per share amounts. Options to purchase 127,650 shares of common stock at prices ranging from $12.27 to $7.61 were outstanding at the end of the year but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of $7.29 per share.

NOTE K – STOCKHOLDERS' EQUITY (Continued)

In accordance with SFAS 138, "Earnings Per Share", the disclosure of basic and diluted earnings per share for 1999 have been adjusted to reflect the change in capital structure. At December 31, 1999, assumption of the exercise of the stock options would have an antidilutive effect on net loss per share and, as a result, the common shares related to the potential exercise of the stock options are not included in the weighted average number of common shares outstanding for the calculation of diluted net loss per share.

The following data shows the amounts used in computing earnings per share (EPS) and the effect on income and the weighted average number of shares of dilutive potential common stock. The number of shares used in the calculations for 1999 reflect a ten percent stock dividend paid in 2000.

	2001	2000	1999
Income (loss) available to common stockholders used in basic EPS	$ 48,180	$ 2,267,883	$(733,391)
Weighted average number of common shares used in basic EPS	1,748,421	1,748,421	1,595,864
Effect of dilutive securities:			
Stock options	4,394	4,422	-
Weighted average number of common shares and dilutive potential common stock used in diluted EPS	1,752,815	1,752,843	1,595,864

NOTE L – BUILDING LEASES

The Bank leases the building for one of its branches from a stockholder, who is also a member on the Board of Directors, under an operating lease with a term extending through 2013. The lease contains three renewal options for three consecutive periods of ten years each. Rent paid to the above-mentioned related party amounted to $189,384, $184,384 and $181,884 for the years ended December 31, 2001, 2000 and 1999, respectively.

During 2000, the Bank began leasing the building for its new branch from a company whose stockholders include a member on the Bank's Board of Directors. The lease has a term extending through 2015 and contains three renewal options for three consecutive periods of ten years each. Beginning with the first month of the sixth year of the initial lease term and beginning with the first month of each year thereafter during the initial lease term, annual rent shall increase by two percent of the prior lease years' annual rent. Rent paid to the above-mentioned related party amounted to $55,335and $23,056 for the years ended December 31, 2001 and 2000, respectively

NOTE L – BUILDING LEASES (Continued)

Future minimum lease payments due under the above leases are as follows:

Year ending	
2002	$ 247,220
2003	253,532
2004	257,497
2005	262,646
2006	267,899
Thereafter	2,057,458
Total minimum lease payments	$ 3,346,252

Total rental expense relating to the operating leases was $244,719, $207,440 and $181,884 for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE M – EMPLOYEE BENEFIT PLANS

EMPLOYMENT AGREEMENT. To ensure a stable and competent management base, the Bank has entered into employment contracts with its president and executive vice president through August 24, 2002, that provide for a minimum annual salary, as well as certain other benefits. The Board of Directors cannot terminate the agreements, except for just cause, without prejudicing the officers' rights to receive certain vested rights, including compensation. In the event of a change in control of the Bank, as outlined in the agreements, the acquirer will be bound to the terms of the contracts.

RETIREMENT PLAN. Effective January 1, 1998, the Bank implemented a defined contribution profit-sharing plan for the benefit of substantially all of its employees upon their retirement, death or disability. The plan covers employees who have at least six months of service prior to the two effective dates for plan entrance. Under the terms of the plan, participants may contribute up to 15% of their compensation to the plan through a salary reduction arrangement. For each plan year, the Bank may contribute to the plan an amount of matching contributions determined by the Bank at its discretion. The Bank, at the option of the Board of Directors, may contribute additional discretionary amounts. Contributions to the plan for the years ended December 31, 2001, 2000 and 1999, were $82,027, $67,380 and $62,680, respectively.

NOTE N – STOCK BASED COMPENSATION

STOCK OPTION PLANS.

EMPLOYEE. During 1997, the Bank established the High Street Banking Company Management Stock Option Plan to provide incentive compensation. The Plan permits the grant of nonqualified stock options and incentive stock options for up to 120,000 shares of common stock. The exercise price of each option is equal to the market price of the Bank's stock on the date of grant. All options vest 20% a year over a five-year period. All unexercised options expire ten years after the date of grant.

DIRECTOR. During 1998, the Bank established the High Street Banking Company Non-Employee Director Stock Option Plan to provide compensation for attendance at Board and Committee meetings. The Plan permits the grant of nonqualified stock options for up to 120,000 shares of common stock. The exercise price of each option is equal to the market price of the Bank's stock on the date of grant. All options are fully vested and immediately exercisable.

ADJUSTMENTS TO STOCK OPTIONS. Both the Corporation's Management Stock Option Plan and Non-Employee Director Stock Option Plan (collectively, the "Option Plans") provide that, in the event the Bank shall pay a share dividend, then (i) the number of shares of Common Stock then subject to options under the Options Plans, (ii) the number of shares of Common Stock reserved for issuance pursuant to the Option Plans but not yet covered by options, and (iii) the price of shares subject to options under the Option Plan shall be adjusted as determined to be appropriate and equitable by the Board of Directors to prevent dilution or enlargement of rights.

A summary of the Bank's option plans as of and for the years ended December 31, 2001 and 2000, is as follows:

	MANAGEMENT STOCK OPTION PLAN			
	Options			
	Available for Grant	Outstanding	Exercise Price Per Share	Weighted Average Exercise Price
December 31, 1998	38,775	93,225	$ 10.00/$12.27	$ 10.15
Granted	(4,400)	4,400	$ 12.50	$ 12.50
Exercised	-	(110)	$ 10.00	$ 10.00
December 31, 1999	34,375	97,515	$ 10.00/$12.50	$ 10.25
Granted	(20,075)	20,075	$ 6.59/$8.18	$ 7.10
Forfeited	3,190	(3,190)	$ 10.00/$11.36	$ 10.94
December 31, 2000	17,490	114,400	$ 6.59/$12.50	$ 9.68
Granted	(2,100)	2,100	$ 6.36/6.50	$ 6.43
Forfeited	4,400	(4,400)	$ 8.18/12.18	$ 10.52
December 31, 2001	$ 19,790	$ 112,100	$ 6.36/12.50	$ 9.59

NOTE N – STOCK BASED COMPENSATION (Continued)

	NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN			
	Options			
	Available for Grant	Outstanding	Exercise Price Per Share	Weighted Average Exercise Price
December 31, 1998	125,453	6,547	$ 11.36/$11.48	$ 11.45
Granted	(20,621)	20,621	$ 7.61	$ 7.61
Exercised	-	(1,268)	$ 11.36/$11.50	$ 11.44
December 31, 1999	104,832	25,900	$ 7.61/$11.50	$ 8.40
Granted	(22,480)	22,480	$ 6.25	$ 6.25
December 31, 2000	82,352	48,380	$ 6.25/$11.50	$ 7.40
Granted	(18,345)	18,345	$ 6.95	$ 6.95
December 31, 2001	64,007	66,725	$ 6.25/$11.50	$ 7.28

The Bank has elected to follow APB Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for its stock options as permitted under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). In accordance with APB 25, no compensation cost is recognized by the Bank when stock options are granted because the exercise price equals the market price of the underlying common stock on the date of grant. Had the Bank determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Bank's net income would have been decreased to the pro forma amounts indicated below.

The weighted-average fair value per share of options granted in 2001, 2000 and 1999 amounted to $2.27, $2.19 and $2.71, respectively. Fair values were estimated on the date of grant using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2001	2000	1999
Risk-free interest rate	6.25% - 3.94%	4.98% – 6.74%	4.96% – 6.36%
Dividend yield	0%	0%	0%
Volatility	28.2% - 24.0%	20.7% – 25.02%	9.4% – 18.2%
Expected life	5 years	5 years	5 years

	2001	2000	1999
Net income			
As reported	$ 48,180	$ 2,267,883	$(733,391)
Pro forma	1,678	2,174,528	(795,096)
Net income per share			
As reported	$ .03	$ 1.30	$(.46)
Pro forma	$ .00	$ 1.24	(.50)

NOTE O – OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. Those financial instruments include lines of credit and loan commitments and involve elements of credit risk in excess of amounts recognized in the accompanying financial statements. The Bank's risk of loss with the lines of credit and loan commitments is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments under such instruments as it does for on-balance sheet instruments. The amount of collateral obtained, if any, is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, real estate, stocks, bonds and time deposits with financial institutions. The Bank's lending is concentrated primarily in Catawba and Buncombe Counties of North Carolina and the surrounding communities. Credit has been extended to certain of the Bank's customers through multiple lending transactions.

Financial instruments whose contract amounts represent potential credit risk at December 31, 2001 and 2000, are as follows:

	2001	2000
Loan commitments	$ 23,807,615	$ 16,017,040
Undisbursed lines of credit	3,989,711	2,542,003
Letters of credit	74,006	274,066

The Bank maintains its cash accounts in commercial banks. Accounts at the banks are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 each. At December 31, 2001 and 2000, the Bank had cash balances that exceeded the FDIC insured limit.

NOTE P – REGULATORY MATTERS

The Bank, as a North Carolina banking corporation, may pay cash dividends only out of undivided profits as determined pursuant to North Carolina General Statutes. However, regulatory authorities may limit payment of dividends by any bank when it is determined that such limitation is in the public interest and is necessary to ensure the financial soundness of the Bank.

The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

NOTE P – REGULATORY MATTERS (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, as prescribed by regulations, of Total and Tier 1 Risk-Based Capital and of Leveraged Capital. Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject, as set forth below:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
As of December 31, 2001	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Risk-Based Capital	$ 14,897,000	10.93 %	≥$10,905,840	≥8.00 %	≥$13,632,300	≥10.00 %
Tier 1 Risk-Based Capital	$ 13,271,000	9.73 %	≥$ 5,452,920	≥4.00 %	≥$ 8,179,380	≥6.00 %
Leveraged Capital	$ 13,271,000	7.99 %	≥$ 6,645,560	≥4.00 %	≥$ 8,306,950	≥5.00 %

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
As of December 31, 2000	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Risk-Based Capital	$ 14,622,000	13.01 %	≥$ 8,850,000	≥8.00 %	≥$11,063,000	≥10.00 %
Tier 1 Risk-Based Capital	$ 13,213,000	11.76 %	≥$ 4,425,000	≥4.00 %	≥$ 6,638,000	≥6.00 %
Leveraged Capital	$ 13,213,000	8.85 %	≥$ 3,609,000	≥3.00 %	≥$ 6,014,000	≥5.00 %

NOTE Q – FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments include cash and due from banks, federal funds sold, interest bearing deposits, investment securities, loans, and deposit accounts. Fair value estimates are made at a specific moment in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

CASH AND CASH EQUIVALENTS. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate fair value because of the short-term maturities of those instruments.

NOTE Q – FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

INVESTMENT SECURITIES. Fair values for investment securities are based on quoted market prices, if available. If quoted market prices are not available, fair values are based on quoted market prices for similar securities.

LOANS. The fair values for loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms.

DEPOSITS. The fair value of demand deposits is the amount payable on demand at the reporting date. The fair value of time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

OFF-BALANCE SHEET INSTRUMENTS. Fair values for the Bank's off-balance sheet instruments, primarily loan commitments, are based on fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the counter parties' credit standing.

The carrying amounts and estimated fair values of the Bank's financial instruments, none of which are held for trading purposes, are as follows at December 31, 2001 and 2000:

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Cash and cash equivalents	$ 13,961,133	$ 13,961,133	$ 9,744,027	$ 9,774,027
Securities available-for-sale	18,580,410	18,580,410	23,403,457	23,403,457
Loans	124,061,201	128,887,185	108,978,809	107,901,071
Liabilities:				
Deposits	135,535,459	136,826,077	129,127,587	129,551,797
Federal Home Loan Bank loan	11,000,000	12,412,834	2,000,000	1,452,380

PART III

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEMS 9-12.

Items 9 through 12 are incorporated by reference to the sections captioned "Principal Shareholders and Holdings of Management," "Election of Directors," "Executive Officers," "Executive and Director Compensation," "Certain Transactions," and "Section 16(a) Beneficial Ownership Reporting Compliance" included in our definitive Proxy Statement for the Annual Meeting of Shareholders to be held May 7, 2002, which we intend to mail to shareholders and file with the SEC on or before April 30, 2002.

PART IV

ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K.

(a) Exhibits

Exhibit No.	Document Description
3.1	Articles of Incorporation (1)
3.2	Bylaws (1)
4.1	Article 7 of the Company's Articles of Incorporation (1)
4.2	Article II, Article VII, Section 8.3, Section 8.4 and Section 9.1 of the Company's Bylaws (1)
10.1	High Street Corporation Non-Employee Director Stock Option Plan, dated October 31, 2001 (2) (3)
10.2	High Street Corporation Management Stock Option Plan, dated October 31, 2001 (2) (3)
10.3	Employment Agreement of J. Edgar McFarland (3) (filed herewith)
10.4	Employment Agreement of Anne D. Martin (3) (filed herewith)
10.5	Salary Continuation Agreement of A.C. Honeycutt, Jr. (3) (filed herewith)
10.6	Lease Agreement – Asheville, North Carolina Real Estate (filed herewith)

10.7	Services Agreement with BISYS, Inc. (filed herewith)
10.8	Agreement with AAG Securities, Inc. (filed herewith)
10.9	Lease Agreement – North Asheville, North Carolina Real Estate (filed herewith)
21	Subsidiaries (filed herewith)
23	Consent of Whisnant & Company, LLP (filed herewith)

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(1) This exhibit is incorporated by reference into this Annual Report on Form 10-KSB from the Company's Form 8-K dated November 1, 2001.

(2) This exhibit is incorporated by reference into this Annual Report on Form 10-KSB from the Company's Form S-8 dated November 6, 2001.

(3) Management contract or compensatory plan or arrangement required to be filed as an exhibit.

(b) Reports On Form 8-K

On November 1, 2001 the Company filed a Report on Form 8-K disclosing the completion of a share exchange with the Bank pursuant to which each share of the Bank Common Stock was automatically exchanged for one share of Company Common Stock and the Bank became a wholly owned subsidiary of the Company.

SIGNATURES

In accordance with Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Company has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIGH STREET CORPORATION

Dated: March 26, 2002

By: /s/ J. Edgar McFarland
J. Edgar McFarland
President and Chief Executive Officer

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ J. Edgar McFarland J. Edgar McFarland	President, Chief Executive Officer and Director (Principal Executive Officer)	March 26, 2002
/s/ Anne D. Martin Anne D. Martin	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 26, 2002
/s/ Wilbur F. Boswell, III Wilbur F. Boswell, III	Director	March 26, 2002
/s/ M. Hunt Broyhill M. Hunt Broyhill	Director	March 26, 2002
/s/ Lynda Lea DeHart Lynda Lea DeHart	Director	March 26, 2002
/s/ James R. Hodges James R. Hodges	Director	March 26, 2002
/s/ Jimmy R. Jacumin Jimmy R. Jacumin	Director	March 26, 2002
/s/ Hurshell H. Keener Hurshell H. Keener	Director	March 26, 2002

Signature	Capacity	Date
/s/ Christine M. McGuire Christine M. McGuire	Director	March 26, 2002
/s/ Marvin M. Pearlman Marvin M. Pearlman	Director	March 26, 2002
/s/ Robert B. Peterson Robert B. Peterson	Director	March 26, 2002
/s/ Robert A. Richie Robert A. Richie	Director	March 26, 2002
/s/ Carl H. Ricker, Jr. Carl H. Ricker, Jr.	Director	March 26, 2002
/s/ Victor C. Shealy, Jr. Victor C. Shealy, Jr.	Director	March 26, 2002
/s/ A. Alex Shuford A. Alex Shuford	Director	March 26, 2002
/s/ John T. South John T. South	Director	March 26, 2002
/s/ John S. Stevens John S. Stevens	Director	March 26, 2002
/s/ William F. Stokes, Jr. William F. Stokes, Jr.	Director	March 26, 2002
/s/ Karl H. Straus Karl H. Straus	Director	March 26, 2002
/s/ Pamela Mills Turner Pamela Mills Turner	Director	March 26, 2002